Exhibit 2.1
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
BY AND AMONG
VAXGEN, INC.,
VIOLET ACQUISITION CORPORATION,
VIOLET ACQUISITION LLC,
DIADEXUS, INC., AND
JOHN E. HAMER, as Company Stockholders’ Agent
Dated as of May 28, 2010

i

Exhibits

Exhibit A	Certain Definitions

Exhibit B	Form of Company Voting Agreement

Exhibit C	Form of Lock-Up Agreement

Exhibit D	Form of Certificate of Merger I

Exhibit E	Form of Certificate of Merger II

Exhibit F	Form of Escrow Agreement

Exhibit G	Merger Consideration Spreadsheet

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, is made and entered into as of May 28, 2010 (the “Agreement”), by and among VaxGen, Inc. a Delaware corporation (“Parent”), Violet Acquisition Corporation, a Delaware corporation (“Merger Sub I”), Violet Acquisition LLC, a Delaware limited liability company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), diaDexus, Inc., a Delaware corporation (“Company”), and John E. Hamer, as the “Company Stockholders’ Agent”. Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS:
WHEREAS, the boards of directors of Parent and Company have each determined that it is advisable and in the best interests of their respective stockholders for Parent to enter into a business combination with Company upon the terms and subject to the conditions set forth herein.
WHEREAS, upon the terms and subject to the conditions set forth herein, Parent, Merger Subs and Company intend to effect (i) a merger of Merger Sub I with and into Company with Company as the surviving corporation (the “Merger I”) in accordance with the applicable provisions of the Delaware General Corporation Law (“Delaware Law”) and (ii) immediately following the effectiveness of Merger I, a merger of Company with and into Merger Sub II in accordance with applicable provisions of Delaware Law and the Delaware Limited Liability Company Act (“DLLCA”) (“Merger II” and together with Merger I, the “Transaction”). Upon consummation of the Transaction, Company will cease to exist and Merger Sub II will succeed to all of Company’s business, assets and liabilities.
WHEREAS, Parent, Merger Subs and Company intend that Merger I and Merger II shall be treated as an integrated transaction and that the Transaction shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder;
WHEREAS, as a condition to the willingness of, and an inducement to Parent to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Company Voting Agreement Signatories is entering into a voting agreement, in favor of Parent, in substantially the form of Exhibit B attached hereto (the “Company Voting Agreements”), under which the Company Voting Agreement Signatories will agree to vote as stockholders in favor of the Transaction and against any competing proposal pursuant to the terms and conditions of the Company Voting Agreements, and each of the Company Lock-Up Agreement Signatories is entering into a lock-up agreement, in substantially the form of Exhibit C attached hereto (the “Lock-Up Agreements”); and
WHEREAS, on or prior to the date hereof, Company shall have consummated the Company Bridge Financing.

AGREEMENT:
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties to this Agreement, intending to be legally bound, hereby agree as follows:
ARTICLE 1
THE TRANSACTION
1.1 The Transaction.
(a) Merger of Merger Sub I into Company. Subject to and upon the terms and conditions of this Agreement and Delaware Law, Merger Sub I shall be merged with and into Company, the separate corporate existence of Merger Sub I shall cease, and Company shall continue as the surviving corporation. Company as the surviving corporation after Merger I is hereinafter sometimes referred to as the “Surviving Corporation.”
(b) Merger of Surviving Corporation into Merger Sub II. Subject to and upon the terms and conditions of this Agreement and applicable provisions of Delaware Law and the DLLCA, Surviving Corporation shall be merged with and into Merger Sub II, the separate corporate existence of Surviving Corporation shall cease, and Merger Sub II shall continue as the surviving entity. Merger Sub II as the surviving entity after Merger II is hereinafter sometimes referred to as the “Surviving Entity.”
(c) Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), the consummation of the Transaction will take place as promptly as practicable (and in any event within two (2) business days) after satisfaction or waiver of the conditions set forth in Article 6 (the “Closing”), at the offices of Cooley LLP, 3175 Hanover Street, Palo Alto, CA 94304-1130, unless another date, time or place is agreed to in writing by the parties hereto (the “Closing Date”).
1.2 Effective Time. On the Closing Date, Parent, Merger Sub I and Company shall cause Merger I to be consummated by filing a Certificate of Merger for Merger I in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger I”), in substantially the form of Exhibit D attached hereto, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the time of such filing being the “Effective Time of Merger I”). Immediately following the Effective Time of Merger I, Parent, Merger Sub II and the Surviving Corporation shall cause Merger II to be consummated by filing a Certificate of Merger for Merger II in accordance with the relevant provisions of Delaware Law and the DLLCA (the “Certificate of Merger II”), in substantially the form of Exhibit E attached hereto, together with any required certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law and the DLLCA (the time of such filing being the “Effective Time of Merger II”).

1.3 Effect of the Transaction. The effect of the Transaction shall be as provided in this Agreement, the Certificate of Merger I, the Certificate of Merger II, and the applicable provisions of Delaware Law and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time of Merger II all the property, rights, privileges, powers and franchises of Company shall vest in the Surviving Entity, and all debts, liabilities, obligations and duties of Company shall become the debts, liabilities, obligations and duties of the Surviving Entity.
1.4 Certificate of Incorporation; Bylaws; Certificate of Formation; Operating Agreement. Unless otherwise determined by Parent and Company:
(a) Certificate of Incorporation. The certificate of incorporation of Merger Sub I, as in effect immediately prior to the Effective Time of Merger I, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such certificate of incorporation.
(b) Bylaws. The bylaws of Merger Sub I, as in effect immediately prior to the Effective Time of Merger I, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws.
(c) Certificate of Formation. The Certificate of Formation of the Surviving Entity immediately after the Effective Time of Merger II shall be in a form approved by Parent.
(d) Operating Agreement. The Operating Agreement of the Surviving Entity immediately after the Effective Time of Merger II shall be in a form approved by Parent and in compliance with Section 5.5(a).
1.5 Directors, Managers and Officers of the Surviving Corporation and Surviving Entity; Name of Parent. Unless otherwise determined by Parent and Company:
(a) the board of directors of the Surviving Corporation immediately after the Effective Time of Merger I shall be the board of directors of Merger Sub I;
(b) the officers of Company immediately prior to the Effective Time of Merger I shall be the officers of the Surviving Corporation immediately following the Effective Time of Merger I until such time as their respective successors are duly elected or appointed;
(c) the board of managers of the Surviving Entity immediately after the Effective Time of Merger II shall be as set forth on Schedule 1.5 attached hereto;
(d) the officers of the Surviving Corporation immediately prior to the Effective Time of Merger II shall be the officers of the Surviving Entity immediately following the Effective Time of Merger II until such time as their respective successors are duly elected or appointed; and

(e) promptly following the Effective Time of Merger II, the name of Parent shall be changed to diaDexus, Inc. and Patrick Plewman shall be appointed President and Chief Executive Officer of Parent.
1.6 Effect on Capital Stock.
(a) Conversion of Company Capital Stock and Merger Sub I Common Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time of Merger I, by virtue of Merger I and without any action on the part of Parent, Merger Sub I, Company, any stockholder of Company or any other Person:
(i) Company Series F Preferred Stock. Every share of Company Series F Preferred Stock issued and outstanding immediately prior to the Effective Time of Merger I (excluding any shares to be canceled pursuant to Section 1.6(b)) shall, by virtue of Merger I, be converted, subject to Sections 1.6(e), 1.6(f) and 1.7, into (A) the right to receive the number of shares of validly issued, fully paid and nonassessable shares of common stock of Parent, $.01 par value per share (“Parent Common Stock”) equal to the Series F Exchange Ratio (less any such shares placed in the Escrow Fund, pursuant to the Merger Consideration Spreadsheet), subject to adjustment as set forth in this Agreement, and cash in lieu of any fractional shares of Parent Common Stock to be issued or paid in consideration therefor, and (B) the right to receive a pro rata share of any release of shares of Parent Common Stock held in the Escrow Fund to the Indemnifying Persons in accordance with Section 8.2 and the Escrow Agreement (the “Series F Merger Consideration”).
(ii) Other Series of Company Preferred Stock and Company Common Stock. Each share of Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock, Company Series D Preferred Stock, Company Series E Preferred Stock and Company Common Stock issued and outstanding immediately prior to the Effective Time of Merger I shall, by virtue of the Merger I, be canceled and extinguished without any conversion thereof and without payment of any consideration therefor and cease to exist. Notwithstanding the foregoing, if the Charter Value of Parent Common Stock is greater than or equal to $1.31, the parties hereto shall agree to amend this Agreement, if necessary, to amend the Series F Exchange Ratio and provide for the payment of consideration pursuant to Merger I to such other holders of Company securities as necessary to be consistent with the liquidation provisions of Company’s certificate of incorporation (it being understood that in no event shall this provision require the amendment of the Closing Company Parent Share Number).
(iii) Merger Sub I Common Stock. Each share of Merger Sub I Common Stock then outstanding shall be converted into one share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub I evidencing ownership of any such shares shall, as of the Effective Time of Merger I, evidence ownership of such shares of common stock of the Surviving Corporation.
(b) Cancellation of Company Capital Stock. Each Share held in the treasury of Company and each Share owned by Parent or by any direct or indirect wholly owned Subsidiary of Company or Parent immediately prior to the Effective Time of Merger I shall, by virtue of Merger I and without any action on the part of the holder thereof, cease to be outstanding, be canceled and extinguished without any conversion thereof and without payment of any consideration therefor and cease to exist.

(c) Company Options. Each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time of Merger I shall be terminated and cancelled at the Effective Time of Merger I and the holders of any unexercised Company Options shall not be entitled to receive any portion of the merger consideration or any other rights pursuant to this Agreement or as a stockholder of Company. Prior to the Closing Date, and subject to the review and approval of Parent, Company shall take all actions necessary to effect the transactions contemplated by this Section 1.6(c) under applicable Legal Requirements, the Company Option Plans and all Company Option agreements and any other plan or arrangement of Company (whether written or oral, formal or informal), including delivering all notices required thereby.
(d) Warrants. Prior to the Effective Time of Merger I, Company shall cause each unexercised warrant to purchase Company Common Stock or Company Preferred Stock to terminate and be cancelled. Prior to the Closing Date, and subject to the review and approval of Parent, Company shall take all actions necessary to effect the transactions contemplated by this Section 1.6(d) under applicable Legal Requirements and all warrant agreements to purchase Company Capital Stock, including delivering all notices required thereby.
(e) Adjustments to Exchange Ratio. The Series F Exchange Ratio shall be appropriately adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time of Merger I.
(f) Retention Bonus Plan. Pursuant to the diaDexus Retention Bonus Plan, as amended and restated May 27, 2010 (the “Retention Bonus Plan”), Parent shall pay (or shall cause the Surviving Corporation or Surviving Entity to pay) to each Person named in Schedule 1.6(f) (collectively, the “Retention Bonus Plan Participants”) such Retention Bonus Plan Participant’s Retention Bonus (within the meaning of the Retention Bonus Plan) pursuant to the terms and conditions of the Retention Bonus Plan and at the times specified in the Retention Bonus Plan, subject to deduction and withholding by Parent (or any Subsidiary of Parent, as applicable) of all applicable state, Federal and local income, employment and excise tax withholding required by applicable law in respect of such Retention Bonus and the escrow provisions described herein. To the extent permitted by the Retention Bonus Plan, such payment shall be in the form of Retention Bonus Shares. If any Retention Bonus Participant fails to meet the criteria set forth in the Retention Bonus Plan to earn the Retention Bonus allocated to such Retention Bonus Participant, then such Retention Bonus Participant will forfeit the Retention Bonus Participant’s Retention Bonus, and the administrator of the Retention Bonus Plan shall not reallocate such Retention Bonus to any other Retention Bonus Participant. Schedule 1.6(f) sets forth the name and the “Percentage Interest” of each Retention Bonus Plan Participant as contemplated by the Retention Bonus Plan, along with the current tax withholding rates for such Retention Bonus Plan Participant with respect to supplementary wages; provided, that, Company may amend Schedule 1.6(f) at any time prior to the tenth business day prior to the Closing in compliance with the terms and conditions of the Retention Bonus Plan and this Agreement. To the extent any cash is paid to a Retention Bonus Plan Participant to satisfy such Retention Bonus Plan Participant’s tax withholding obligations, the number of Retention Bonus Shares issued to such participant shall be reduced by the number of Retention Bonus Shares calculated by multiplying the aggregate tax withholding rate used to calculate the Retention Bonus Plan Participant’s tax withholding obligation times the aggregate number of Retention Bonus Shares that otherwise would have been issuable to such Retention Bonus Plan Participant at the time such tax withholding obligation arose.

(g) Fractional Shares of Parent Common Stock. No fraction of a share of Parent Common Stock will be issued in connection with the Merger and no certificates or scrip for any such fractional shares shall be issued. Any Exchange Stockholder (after aggregating all fractional shares of Parent Common Stock issuable to such Exchange Stockholder) shall, in lieu of such fraction of a share, and upon surrender of such holders’ Certificate(s), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the Over the Counter Bulletin Board on the last available date prior to the Closing Date.
(h) Restrictions. If any shares of Company Capital Stock outstanding immediately prior to the Effective Time of Merger I are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Company or under which Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. Company shall take all action that may be necessary to ensure that, from and after the Effective Time of Merger I, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.
(i) Conversion of Surviving Corporation Common Stock. By virtue of Merger II and without any further action on the part of Parent, Merger Sub II or Surviving Corporation, (i) each membership interest of Merger Sub II then outstanding shall remain outstanding and each certificate therefor shall continue to evidence one membership interest of the Surviving Entity and (ii) each share of common stock of Surviving Corporation then outstanding shall be converted into one membership interest of the Surviving Entity.

1.7 Dissenting Shares. Notwithstanding anything to the contrary contained herein, any shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time of Merger I and held by a person who has not voted in favor of Merger I or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Delaware Law (the “Dissenting Shares”) shall not be entitled to receive any portion of the Series F Merger Consideration, unless such holder fails to perfect, effectively withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with Delaware Law. If after the Effective Time of Merger I, such holder fails to perfect, effectively withdraws or otherwise loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares shall be treated as if they had been converted as of the Effective Time of Merger I into the right to receive the merger consideration set forth in Section 1.6(a) hereof (if any) without interest thereon. Company shall give Parent and Merger Sub I prompt notice of any demands received by Company for appraisal of shares, and Parent and Merger Sub I shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Legal Requirements. Prior to the Effective Time of Merger I, Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
1.8 Exchange of Certificates.
(a) Exchange Agent. On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as exchange agent in connection with the Transaction (the “Exchange Agent”). As soon as practicable after the Effective Time of Merger I, Parent shall deposit with the Exchange Agent (i) certificates representing the shares of Parent Common Stock issuable pursuant to Section 1.6(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(f). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent are referred to collectively as the “Exchange Fund.”
(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time of Merger I, Parent will instruct the Exchange Agent to mail to the record holders of applicable Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock and, in lieu of any fractional share thereof, cash, if any. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) if an Exchange Stockholder, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.6(f)), and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate held by an Exchange Stockholder shall be deemed, from and after the Effective Time of Merger I, to represent only the right to receive Series F Merger Consideration, as applicable, (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent, the Surviving Corporation, or the Surviving Entity with respect to such Company Stock Certificate.

(c) Transfers of Ownership. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Company Stock Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Stock Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any Person designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Company Stock Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.
(d) Unclaimed Portion of the Exchange Fund.
(i) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date one hundred eighty (180) days after the date on which Merger I becomes effective shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock; provided, however that any shares of Parent Common Stock held in the Escrow Fund shall be held and distributed pursuant only to the terms of the Escrow Agreement.
(ii) Neither Parent nor the Surviving Corporation or Surviving Entity shall be liable to any holder or former holder of Exchanged Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.
(e) Withholding Rights. Each of the Exchange Agent, Parent, the Surviving Corporation, and the Surviving Entity shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
1.9 Stock Transfer Books. At the Effective Time of Merger I: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time of Merger I shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time of Merger I shall cease to have any rights as stockholders of Company; and (b) the stock transfer books of Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time of Merger I. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time of Merger I. If, after the Effective Time of Merger I, a valid certificate previously representing any shares of Company Capital Stock (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, the Surviving Entity or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.8.

1.10 No Further Ownership Rights in Company Stock. The Series F Merger Consideration delivered upon the surrender for exchange of Company Series F Preferred Stock, as applicable, in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares.
1.11 Tax Consequences. For federal income tax purposes, Merger I and Merger II shall be treated as a single integrated transaction and shall constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.
1.12 Taking of Necessary Action; Further Action. Each of Parent and Company in good faith will take all such commercially reasonable and lawful action as may be necessary or appropriate in order to effectuate the Transaction in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time of Merger II, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company, the officers and managers of the Surviving Entity are fully authorized in the name of the company or otherwise to take, and will take, all such lawful and necessary action.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF COMPANY
Company hereby represents and warrants to Parent and Merger Subs that, except as set forth in the Company Disclosure Schedule:
2.1 Organization of Company.
(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Company Material Adverse Effect. Company has made available a true and correct copy of the certificate of incorporation and bylaws of Company, each as amended to date, to counsel for Parent.

(b) The Company has no Subsidiaries. Company does not own any controlling interest in any Entity and, except for the equity interests identified in Section 2.1(b) of the Company Disclosure Schedule, Company has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Entity. Company has not agreed and is not obligated to make any future investment in or capital contribution to any Entity. Company has not guaranteed and is not responsible or liable for any obligation of any of the Entities in which it owns or has owned any equity interest.
(c) Except as set forth in Section 2.1(c) of the Company Disclosure Schedule, Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the name “diaDexus, Inc.”
2.2 Capital Structure. The authorized capital stock of Company consists of 170,000,000 shares of Common Stock, par value $0.01 per share, of which 1,814,494 shares are issued and outstanding as of the date of this Agreement and 82,326,283 shares of Preferred Stock, par value $0.01 per share, of which (a) 4,400,000 shares are designated as Series A Preferred Stock, of which 4,400,000 shares are issued and outstanding as of the date of this Agreement, (b) 4,400,000 shares are designated as Series B Preferred Stock, of which 4,400,000 shares are issued and outstanding as of the date of this Agreement, (c) 13,225,807 shares are designated as Series C Preferred Stock, of which 13,225,807 shares are issued and outstanding as of the date of this Agreement, (d) 20,833 shares are designated as Series D Preferred Stock, of which 20,833 shares are issued and outstanding as of the date of this Agreement, (e) 48,135,340 shares are designated as Series E Preferred Stock, of which 47,391,275 shares are issued and outstanding as of the date of this Agreement, and (f) 12,144,303 shares are designated as Series F Preferred Stock, of which 10,839,694 shares are issued and outstanding as of the date of this Agreement. No shares of capital stock are held in Company’s treasury. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the certificate of incorporation or bylaws of Company or any agreement or document to which Company is a party or by which it is bound, and were issued in compliance with all applicable federal and state securities Legal Requirements. As of the date hereof, Company has reserved an aggregate of 23,163,326 shares of Company Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Company Option Plans, under which options are outstanding for an aggregate of 17,869,023 shares of Company Common Stock; 58,529,838 shares of Company Common Stock are reserved for issuance to holders of warrants to purchase Company Common Stock upon their exercise and 744,066 shares of Company Series E Preferred Stock are reserved for issuance to holders of warrants to purchase Company Series E Preferred Stock upon their exercise. All shares of Company Capital Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, are duly authorized, validly issued, fully paid and non-assessable. Section 2.2 of the Company Disclosure Schedule lists, as of the date of this Agreement, each holder of Company Capital Stock and the number of shares of

Company Capital Stock held by such holder, each outstanding Company Option and warrant to acquire shares of Company Capital Stock, the name of the holder of such Company Option or warrant, the number of shares subject to such Company Option or warrant, the exercise price of such Company Option or warrant, the vesting schedule and termination date of such Company Option or warrant. Section 2.2 of the Company Disclosure Schedule also lists, for each holder of Company Capital Stock, Company Option or warrant to acquire shares of Company Capital Stock, as such information exists on the books and records of Company, the state or other jurisdiction in which such holder currently resides, or, if such holder is an Entity, the state where such holder’s principal office is located. Except as set forth on Section 2.2 of the Company Disclosure Schedule, there are no outstanding equity securities of any kind of Company and there are no other securities exchangeable or convertible into or exercisable for such equity securities, authorized, issued, reserved for issuance or outstanding. Attached hereto as Exhibit G, is a spreadsheet prepared by Company, identifying each holder of Company securities and each Retention Bonus Plan Participant entitled to receive consideration pursuant to Article I of this Agreement, the aggregate amount of Parent Common Stock issuable and cash (if any) payable to each such Person in connection with the consummation of the Transaction, such Person’s last known addresses, the number and kind of shares of Company securities held by such applicable holder eligible for exchange for merger consideration (including respective certificate numbers), and the number of shares of each such Person’s Parent Common Stock which shall be deposited in the Escrow Fund, including such Person’s pro rata percentage of the Escrow Fund (the “Merger Consideration Spreadsheet”). As of the date that is third business day prior to the Closing, the Merger Consideration Spreadsheet, as updated pursuant to Section 5.16 hereof, shall be true and correct and consistent with Company’s certificate of incorporation, applicable law and any other oral or written obligation to which Company is subject.
2.3 Obligations with Respect to Capital Stock. Except as set forth in Section 2.3 of the Company Disclosure Schedule, there are no calls, rights (including preemptive rights), commitments or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, or to repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock of Company or obligating Company to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no registration rights and, to the knowledge of Company, there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Company. There is no stockholder rights plan that will be applicable or triggered by the entry into this Agreement or the consummation of the Transaction or the other transactions contemplated hereunder.
2.4 Authority.
(a) Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject only to the approval of this Agreement by the Required Company Stockholder Vote as contemplated by Section 5.2(a) and the filing and recordation of the Certificate of Merger I and Certificate of Merger II pursuant to Delaware Law and the DLLCA. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent, Merger Subs and the Company Stockholders’ Agent, constitutes the valid and binding obligation of Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement does not, and the performance of this Agreement will not, (i) conflict with or violate the certificate of incorporation or bylaws of Company, (ii) subject to obtaining the approval of Company’s stockholders of the Transaction as contemplated in Section 5.2(a) and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any Legal Requirement applicable to Company or by which its properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company’s rights or alter the rights of obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company is a party or by which Company or its properties are bound or affected except, with respect to clauses (ii) and (iii), for any non-material conflicts, violations, defaults or other occurrences. Section 2.4 of the Company Disclosure Schedule lists all material consents, waivers and approvals under any Company Contract required to be obtained in connection with the consummation of the transactions contemplated hereby.
(b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing by Parent (x) with the California Commissioner of Corporations (the “California Commissioner”) of a permit application under Section 25121 of the California Corporations Code, and a related information statement or other disclosure document (the “Permit Application”), and the issuance by the California Commissioner of a permit under Section 25121 of the California Corporations Code (following a hearing upon the fairness of the terms and conditions of the Transaction, conducted pursuant to Section 25142 of the California Corporations Code) for the issuance of the Parent Common Stock to be issued in Merger I or (y) if applicable, of a Form S-4 Registration Statement (the “Registration Statement”) with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger I and Certificate of Merger II with the Secretary of State of the State of Delaware, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable U.S. federal and state securities laws and similar laws of any foreign country and (iv) such other non-material consents, authorizations, filings, approvals and registrations.
2.5 Section 203 of Delaware Law not Applicable. The board of directors of Company has taken all actions so that the restrictions contained in Section 203 of Delaware Law applicable to a “business combination” will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Transaction or the other transactions contemplated by this Agreement.

2.6 Company Financial Statements; No Undisclosed Liabilities.
(a) The audited consolidated financial statements (including any related notes thereto) representing the financial results and condition of Company for the years ended December 31, 2007 and 2008 and the unaudited financial statements (including the notes thereto) representing the financial results and condition of Company for the year ended December 31, 2009 and as of the quarter ended March 31, 2010 (collectively, the “Company Financials”) (including any related notes thereto) (a) were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (b) fairly present in all material respects the consolidated financial position of Company as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements are subject to normal and recurring year-end adjustments which were not, or will not be, material in amount. The balance sheet of Company as of March 31, 2010 is hereinafter referred to as the “Company Balance Sheet.”
(b) Except as disclosed in the Company Financials, the Company does not have any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company, except liabilities (i) provided for in the Company Balance Sheet, (ii) described in Section 2.6 of the Company Disclosure Schedule, or (iii) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices in both type and amount.
2.7 Absence of Certain Changes or Events. Since December 31, 2009 through the date of this Agreement, Company has conducted its business only in the ordinary course of business consistent with past practice, and there has not been: (a) any event that has had a Company Material Adverse Effect, (b) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (c) any revaluation by Company of any of its assets or writing off of notes or accounts receivable other than in the ordinary course of business, or (d) any other action, event or occurrence that would have required the consent of Parent pursuant to Section 4.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
2.8 Taxes.
(a) Each of the material returns, declarations, estimates, information statements or reports required to be filed with a Governmental Body with respect to Taxes (“Tax Returns”) by or with respect to Company: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects. All material Taxes due and payable by Company (whether or not shown to be due on filed Tax Returns) have been timely paid, except to the extent such amounts are being contested in good faith by Company or are properly reserved for in the Company Financials.
(b) All material Taxes that Company has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly and timely paid to the proper Governmental Body.

(c) There has not been any audit, examination or other administrative or court proceeding for or relating to any liability in respect of Taxes by any Governmental Body in respect of which Company has received a written notice, and Company has not been notified in writing by any Governmental Body that any such audit, examination or other administrative or court proceeding involving Taxes is contemplated or pending. No extension of time with respect to any date on which a Tax Return was required to be filed by Company is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by Company in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns). No claim has been made in writing to Company by any Governmental Body in a jurisdiction where Company does not file Tax Returns that Company is subject to taxation by that jurisdiction and, to Company’s knowledge, there are no facts or basis upon which any such claim could reasonably be made. Each deficiency issued to Company as a result of any completed audit or examination relating to Taxes by any Governmental Body has been timely paid or is being contested in good faith and has been adequately reserved for on the books of Company. No issues relating to any material amount of Taxes were raised by the relevant Governmental Body in any completed audit or examination that would reasonably be expected to recur in a later taxable period.
(d) Company has not agreed, or will not be required, to make any adjustment for any period after the date of this Agreement pursuant to Section 481(a) of the Code by reason of any change in any accounting method made prior to the date hereof. There is no application pending with any Governmental Body requesting permission for any such change in any accounting method of Company, and the Internal Revenue Service has not issued in writing any pending proposal regarding any such adjustment or change in accounting method.
(e) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by Company with any taxing authority or issued by any taxing authority to Company. There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to Company that are, or if issued would be, binding on Company.
(f) Company is not a party to any agreement with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits. Company has no liability for the Taxes of any third party under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor, by contract or otherwise.
(g) Company is not a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary Tax return under state, local or foreign Tax Legal Requirement.

(h) Company does not (i) own a single member limited liability company which is treated as a disregarded entity, and (ii) is not a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code.
(i) Company has not participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). Company believes it has substantial authority for or has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.
(j) Company is not (and has not been for the five-year period ending at Closing) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.
(k) Company does not have a permanent establishment in any country other than the United States, as defined in any applicable Tax treaty between the United States and such other country.
(l) Company has not distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Company been distributed in a transaction to which Section 355 of the Code applies (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of transactions” (within the meaning of Section 355(e) of the Code) that includes the Transaction.
2.9 Intellectual Property.
(a) Part 1 of Section 2.9(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all of the Patent Rights and all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) owned solely by Company as of the date hereof, setting forth in each case the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and prosecution status or subsequent registration activity thereof. Part 2 of Section 2.9(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all of the Patent Rights and all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) in which Company has any co-ownership interest, other than those owned solely by Company, setting forth in each case the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and prosecution status or subsequent registration activity thereof. Part 3 of Section 2.9(a) of the Company Disclosure Schedule lists, to the knowledge of Company as of the date of this Agreement, all of the material Patent Rights and all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) in which Company has any right, title or interest (indicating where that right, title or interest is exclusive to Company), other than those owned solely or co-owned by Company.
(b) Section 2.9(b) of the Company Disclosure Schedule lists, as of the date of this Agreement, all oral and written contracts, agreements, licenses and other arrangements in effect as of the date of this Agreement under which any third party has licensed, granted or conveyed to Company any right, title or interest in or to any Material Company IP Rights other than non-exclusive licenses to commercially available computer software that has not been modified or customized for Company.

(c) Section 2.9(c) of the Company Disclosure Schedule lists, as of the date of this Agreement, all oral and written contracts, agreements, licenses or other arrangements in effect as of the date of this Agreement under which Company has licensed, granted or conveyed to any third party any right, title or interest in or to any Material Company IP Rights.
(d) Company owns, co-owns or otherwise possesses a license to all Material Company IP Rights, free and clear of all liens, pledges, charges, leases, mortgages and other encumbrances, and for Material Company IP Rights owned or co-owned by Company, also free and clear of exclusive licenses and non-exclusive licenses not granted in the ordinary course of business. Company owns, co-owns or has a license to all IP Rights necessary for the operation of the business as currently conducted. No third party is overtly challenging in writing the right, title or interest of Company in, to or under the Material Company IP Rights, or the validity, enforceability or claim construction of any Patent Rights owned or co-owned by Company, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any Material Company IP Rights owned by Company and the Material Company IP Rights owned by Company are not subject to any outstanding order, judgment, decree or agreement adversely affecting Company’s use thereof or its rights thereto. To the knowledge of Company, no valid basis exists for any of the foregoing challenges or claims.
(e) Company’s current policies and procedures to protect and maintain the confidentiality of the proprietary know-how and trade secrets included in the Company IP Rights are listed on Section 2.9(e) of the Company Disclosure Schedule. Company has taken all reasonable measures to protect and maintain the Company IP Rights customary for similarly situated companies to take. All current and former officers and employees of, and consultants and independent contractors to, Company who have contributed to the creation or development of any Material Company IP Rights have assigned all such rights to Company, and have executed and delivered to Company an agreement (containing no exceptions or exclusions from the scope of its coverage) regarding the protection of proprietary information and the assignment to Company, of any IP Rights arising from services performed for Company by such persons, the forms of which agreements and any individual material variations thereof have been made available in a data room for review by Parent or its advisors. To the knowledge of Company, no current or former officers and employees of, or consultants or independent contractors to, Company have breached any material term of any such agreements.
(f) The conduct of Company’s business as currently being conducted and, to the knowledge of Company, as proposed to be conducted does not infringe, constitute contributory infringement, inducement to infringe, misappropriation or unlawful use of any valid and enforceable IP Rights of any other Person and Company has received no written notice alleging such infringement, misappropriation or unlawful use.
(g) To the knowledge of Company, as of the date of this Agreement, no Material Company IP Rights are being infringed or misappropriated by any third party.

(h) Neither the execution, delivery or performance of this Agreement by Company nor the consummation by Company of the transactions contemplated by this Agreement will contravene, conflict with or result in any limitation on Company’s right, title or interest in or to any Company IP Rights in any material respect.
(i) No funding, facilities, or personnel of any Governmental Body or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights.
(j) Section 2.9(j) of the Company Disclosure Schedule contains each Company Privacy Policy and identifies, with respect to each Company Privacy Policy, (i) the period of time during which such Company Privacy Policy was or has been in effect, (ii) whether the terms of a later Company Privacy Policy apply to the data or information collected under such Company Privacy Policy, and (iii) if applicable, the mechanism (such as opt-in, opt-out, or notice only) used to apply a later Company Privacy Policy to data or information previously collected under such privacy policy.
(k) Part 2.9(k) of the Company Disclosure Schedule identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for Company at any time (the “Company Databases”), the types of Personal Data in each such database, the means by which the Personal Data was collected, and the security policies that have been adopted and maintained with respect to each such database. No material breach or violation of any such security policy has occurred or, to the knowledge of Company, is threatened, and, to the knowledge of Company, there has been no unauthorized or illegal use of or access to any of the data or information in any of the Company Databases.
(l) Company has complied in all material respects at all times with all of the Company Privacy Policies and with all applicable Legal Requirements pertaining to privacy, User Data, or Personal Data.
(m) Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, nor Parent’s possession or use of the User Data or any data or information in the Company Databases, will result in any violation of any Company Privacy Policy or any Legal Requirement pertaining to privacy, User Data, or Personal Data.
2.10 Compliance; Permits; Restrictions.
(a) Company is currently not, and has not been during the past three (3) years, in conflict with or in default or violation of (i) any Legal Requirement, order, judgment or decree applicable to Company or by which Company or its properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company is a party or by which Company or its properties is bound or affected, except in each case for any immaterial conflicts, defaults or violations. No investigation or review by any Governmental Body against Company has occurred during the past three (3) years, nor has Company received written notice that any such investigation or review is pending or, to the knowledge of Company, threatened against Company.

(b) Except for matters addressed in Section 2.10(d), (i) Company holds all permits, licenses, variances, exemptions, orders, clearances and approvals from governmental authorities which are material to and necessary for the operation of the business of Company taken as a whole (collectively, the “Company Permits”); (ii) Company is in material compliance with the terms of the Company Permits; and (iii) no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Company, threatened, which seeks to revoke or materially impair the rights of the holder of any Company Permit. A true, complete and correct list of the Company Permits, as of the date of this Agreement, is set forth in Section 2.10(b) of the Company Disclosure Schedule.
(c) Except as set forth in Section 2.10(c) of the Company Disclosure Schedule, during the past three (3) years, Company has not received (i) any warning letters, untitled letters, notice of adverse findings or similar correspondence or (ii) any inspection reports and lists of observations provided to Company, including Establishment Inspection Reports (“EIRs”) and 483s, relating to inspections for compliance with the Federal Food, Drug, and Cosmetic Act 21 U.S.C. 301 et seq. (“FFDCA”).
(d) Section 2.10(d) of the Company Disclosure Schedule sets forth a list, as of the date of this Agreement, of all recalls, field notifications, field corrections, market withdrawals or replacements, warnings, safety alerts, medical device reports, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products (“Safety Notices”) during the past three (3) years.
(e) Company has been in compliance in all material respects with all applicable provisions of the FFDCA, the Public Health Service Act and all applicable implementing FDA rules and regulations, and all other foreign, state, provincial and local laws, rules and regulations relative to the conduct and operation of Company’s business, the products manufactured or sold by Company (including the good manufacturing practice requirements under the Quality System Regulation, 21 C.F.R. 820, the medical device reporting requirements under 21 C.F.R. 803 and the electronic records and electronic signatures regulation at 21 C.F.R. Part 11) except for such instances of noncompliance as would not have a Company Material Adverse Effect. A true, complete and correct list of the Company Products, as of the date of this Agreement, is set forth in Section 2.10(e) of the Company Disclosure Schedule.
(f) None of the employees of Company and, to the knowledge of Company, none of the agents or independent contractors of Company has been disbarred under 21 U.S.C. 335a, or otherwise disqualified or suspended from performing services by the FDA or any other Governmental Body or professional body.
(g) To the knowledge of Company, the tests and preclinical and clinical studies conducted by and on behalf of Company were and, if still pending, are being, conducted in all material respects in accordance with applicable FDA laws and regulations, including Good Laboratory Practices and Good Clinical Practices. To the knowledge of Company, the descriptions provided to the FDA of the tests and preclinical and clinical studies conducted by or on behalf of Company are accurate in all material respects and true, correct and complete copies thereof have been furnished or made available by Company to Parent. To the knowledge of Company, Company has not received any written notice or correspondence from the FDA or any foreign, state or local governmental body exercising comparable authority or any Institutional Review Board or comparable authority requiring the termination, suspension or clinical hold of any material tests or preclinical or clinical studies conducted by or on behalf of Company.

(h) All applications, approvals, reports and other submissions to any applicable Governmental Authority related to Company Products, when submitted to the Governmental Authority were true, complete and correct in all material respects as of the date of submission (or as subsequently amended) and any necessary or required updates, changes, corrections or modifications to such applications, approvals, reports and other submissions have been submitted to the Governmental Authority.
(i) Company has not received any adverse event report pertaining to the products of Company that has resulted or is likely, either individually or in the aggregate, to result in a material claim, demand, complaint or proceeding.
2.11 Litigation. Except as set forth in Section 2.11 of the Company Disclosure Schedule there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Company has received any notice of assertion, nor, to the knowledge of Company, is there any threatened action, suit, proceeding, claim for arbitration or investigation against Company.
2.12 Brokers’ and Finders’ Fees. Except as set forth in Section 2.12 of the Company Disclosure Schedule, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.
2.13 Employee Benefit Plans.
(a) Section 2.13(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association” under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by Company or any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with Company within the meaning of Section 414 of the Code (an “ERISA Affiliate”), (collectively, the “Company Employee Plans”). Neither Company nor, to the knowledge of Company, any other person or entity, has made any commitment to modify, change or terminate any Company Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements. There are no loans by Company to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Company Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Company subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

(b) Company has made available to Parent true and complete copies of each of Company Employee Plans and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three (3) plan years, standard Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Company Employee Plan that is subject to ERISA reporting requirements, Company has made available in a data room for review by Parent copies of the Form 5500 reports filed for the last three (3) plan years. Company has made available in a data room for review by Parent the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, if any, and to Company’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Code Section 401(a). Company has made available in a data room for review by Parent all filings made by Company or any ERISA Affiliate of Company with any Governmental Body with respect to any Company Employee Plan to the extent relevant to any ongoing obligation or liability of Company, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.
(c) Each Company Employee Plan is being, and has been, administered materially in accordance with its terms and in material compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code). Company and each ERISA Affiliate are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of Company Employee Plans. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from U.S. federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable determination letter within the remedial amendment period under

Section 401(b) of the Code. None of Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person. Company has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Company’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Company Employee Plan. Neither Company nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plan. All contributions required to be made by Company or any ERISA Affiliate to any Company Employee Plan have been timely paid or accrued on Company Balance Sheet, if required under GAAP. With respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 of ERISA occurred. Each Company Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of Company is overtly threatened in communication with Company, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by Company or any ERISA Affiliate regarding any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2009. None of the assets of Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code. To the knowledge of Company, all contributions and payments to Company Employee Plans are deductible under Section 162 or 404 of the Code. No assets of any Company Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Company under Chapter 43 of the Code. With respect to Company Employee Plans, no event has occurred and, to the knowledge of Company, there exists no condition or set of circumstances in connection with which Company would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Company Employee Plans, ERISA, the Code or any other applicable Legal Requirement.
(d) Neither Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Company nor any ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.
(e) Neither Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(f) With respect to each Company Employee Plan, Company is in material compliance with (i) the applicable health care continuation and notice provisions of COBRA and the regulations promulgated thereunder or any state Legal Requirement governing health care coverage extension or continuation; and (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations promulgated thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). Company has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Legal Requirement governing health care coverage extension or continuation.
(g) Each Company Employee Plan which is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in a good faith effort to comply in all material respects according to the applicable requirement of Section 409A of the Code.
(h) The consummation of the Transaction will not (i) entitle any current or former employee or other service provider of Company or any ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Company Employee Plan), except as expressly provided in Section 2.13(h) of the Company Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Company Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Company Employee Plans. No benefit payable or that may become payable by Company pursuant to any Company Employee Plan in connection with the transactions contemplated by this Agreement or as a result of or arising under this Agreement shall constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time of Merger I in accordance with its terms, without material liability to Parent, Surviving Corporation or the Surviving Entity other than ordinary administration expenses typically incurred in a termination event.
(i) Company is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.
(j) Company does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no United States source income outside of the United States.

(k) With respect to each Company Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Company is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with a health maintenance organization (an “HMO”) pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on Company Financials for the fiscal year ended December 31, 2009.
2.14 Absence of Liens and Encumbrances; Condition of Equipment. Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties and assets, real, personal and mixed, necessary for use in its business, free and clear of any liens or encumbrances except as reflected in the Company Financials and except for liens for taxes not yet due and payable. Each such tangible asset is in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.
2.15 Environmental Matters.
(a) No underground storage tanks and no amount of any substance that has been designated by any Governmental Body or by applicable federal, state or local Legal Requirement, to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a “Hazardous Material”), but excluding office and janitorial supplies, are present, as a result of Company, or, to Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Company has at any time owned, operated, occupied or leased.
(b) Company has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any Legal Requirement in effect on or before the date hereof, nor has Company disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively, “Hazardous Material Activities”) in violation of any Legal Requirement promulgated by any Governmental Body in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.
(c) Company currently hold all environmental approvals, permits, licenses, clearances and consents (the “Company Environmental Permits”) necessary for the conduct of Company’s Hazardous Material Activities and other businesses of Company as such activities and businesses are currently being conducted.
(d) No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to Company’s knowledge, threatened concerning any Company Environmental Permit, Hazardous Material or any Hazardous Material Activity of Company. Company is not aware of any fact or circumstance which could involve Company in any environmental litigation or impose upon Company any material environmental liability.

2.16 Labor Matters.
(a) Section 2.16(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, complete and correct list of all employees of Company along with their position, hire date, 2009 annual compensation and current annual rate of compensation (including any bonuses to which such employee may be eligible). All employees have entered into nondisclosure and assignment of inventions agreements with Company, true, complete and correct copies of which have previously been made available to Parent. To the knowledge of Company, no employee of Company is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant (i) to Company, or (ii) to a former employer relating to the right of any such employee to be employed because of the nature of the business conducted by Company or to the use of trade secrets or proprietary information of others. No key employee or group of employees has threatened in writing to terminate employment with Company.
(b) Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.
(c) Except as disclosed in Section 2.16(c) of the Company Disclosure Schedule, Company is not a party to any written or oral: (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Transaction or other transactions contemplated by this Agreement; (ii) agreement with any current or former employee of Company providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $50,000 per annum (other than compensation pursuant to at-will employment agreements); or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Transaction.
2.17 Agreements, Contracts and Commitments. Except as set forth in Section 2.17 of the Company Disclosure Schedule, Company is not a party to or bound by:
(a) any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;
(b) any employment or consulting agreement, contract or commitment with any officer or director level employee, not terminable by Company on thirty (30) days notice without liability, except to the extent general principles of wrongful termination may limit Company’s ability to terminate employees at will;

(c) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;
(d) any agreement of indemnification or guaranty not entered into in the ordinary course of business, including any indemnification agreements between Company and any of its officers or directors;
(e) any agreement, contract or commitment containing any covenant limiting the freedom of Company to engage in any line of business or compete with any person;
(f) any license, agreement, contract or commitment relating to any Material Company IP Right;
(g) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $50,000 and not cancelable without penalty;
(h) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;
(i) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;
(j) any joint marketing or development agreement;
(k) any distribution agreement (identifying any that contain exclusivity provisions); or
(l) any other agreement, contract or commitment (excluding real and personal property leases) which involve an annual payment by Company under any such agreement, contract or commitment of $50,000 or more in the aggregate and is not cancelable without penalty within thirty (30) days.
Section 2.17 of the Company Disclosure Schedule identifies and provides, as of the date of this Agreement, a brief description of each proposed agreement, contract or commitment that is currently being negotiated by Company. Neither Company nor to Company’s knowledge any other party to a Company Contract, has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Company is a party or by which it is bound of the type described in clauses (a) through (k) above (any such agreement, contract or commitment and each other agreement identified in Section 2.17 of the Company Disclosure Schedule a “Company Contract”) (including in connection with any Company Product recall) in such manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek damages. Company has made available to Parent an accurate and complete copy of each Company Contract. Each Company Contract is a valid, binding and enforceable obligation of Company and is in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

2.18 Permit Application; Information Statement. The information supplied by Company for inclusion in the Permit Application shall not at the time the Permit Application is filed with the California Commissioner and at the time the Fairness Hearing is held or for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The information supplied by Company for inclusion in the Information Statement to be sent to the stockholders of Company in connection with the solicitation of approval of this Agreement, the Transaction and the transactions contemplated hereunder shall not, on the date the Information Statement is first mailed to Company’s stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of consents which has become false or misleading. If at any time prior to the Effective Time of Merger I, any event relating to Company or any of its Affiliates, officers or directors should be discovered by Company which should be set forth in an amendment to the Permit Application or Registration Statement, as applicable, or a supplement to the Information Statement, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent which is contained in or omitted from any of the foregoing documents.
2.19 Corporate Approval.
(a) The board of directors of Company has unanimously, as of the date of this Agreement, (i) approved this Agreement, the Transaction and the transactions contemplated hereunder, (ii) determined that the Transaction is fair to, and in the best interests of Company and its stockholders, and (iii) recommended that the stockholders of Company approve this Agreement and the transactions contemplated hereunder.
(b) The affirmative vote of (i) the holders of a majority of the outstanding shares of Series F Preferred Stock and (ii) the holders of a majority of the outstanding shares of Company Capital Stock (voting together as a single class on an as-converted to Company Common Stock basis), are the only votes of the holders of any class or series of Company’s Capital Stock necessary to adopt this Agreement and approve the Transaction and the other transactions contemplated by this Agreement (the “Required Company Stockholder Vote”).
2.20 Books and Records. The minute books of Company made available to Parent are the only minute books of Company and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Company, as the case may be. The books and records of Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Company and have been maintained in accordance with good business and bookkeeping practices.

2.21 Restrictions on Business Activities. Other than as contemplated by this Agreement, there is no agreement, judgment, injunction, order or decree binding upon or otherwise applicable to Company which has, or would reasonably be expected to have, the effect of prohibiting or materially impairing (a) any current business practice of Company; or (b) any acquisition of any Person or property by Company.
2.22 Real Property Leases. Company has never owned any real property. Section 2.22 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, all real property leases or subleases to or by Company, including the term of such lease, any extension and expansion options and the rent payable under it. Company has made available to Parent true, complete and correct copies of the leases and subleases (as amended to date) listed in Section 2.22 of the Company Disclosure Schedule. With respect to each lease and sublease listed in Section 2.22 of the Company Disclosure Schedule,
(a) the lease or sublease is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Effective Time of Merger II in accordance with the terms thereof as in effect immediately prior to the Effective Time of Merger I;
(b) Company is not in breach or violation of, or default under, any such lease or sublease, and no event has occurred, is pending or, to the knowledge of Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by Company or, to the knowledge of Company, any other party under such lease or sublease;
(c) Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any lease or sublease; and
(d) there are no liens, easements, covenants or other restrictions applicable to the real property subject to such lease, except for recorded easements, covenants and other restrictions which do not materially impair the intended use or the occupancy by Company of the property subject thereto.
2.23 Insurance.
(a) Section 2.23(a) of the Company Disclosure Schedule sets forth each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) (the “Insurance Policies”) to which Company is a party. Such Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as Company would, in accordance with good business practice, customarily insure. All premiums due and payable under such Insurance Policies have been paid on a timely basis and Company is in compliance in all material respects with all other terms thereof. True, complete and correct copies of the Insurance Policies have been made available to Parent.

(b) There are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and Company has not been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has Company received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.
2.24 Certain Business Practices.
(a) Neither Company nor, to the knowledge of Company, any director, officer, employee or agent of Company has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.
(b) Since January 1, 2010, Company has not participated in activities of the type commercially referred to as “trade loading” or “channel stuffing” or any other activity that reasonably could be expected to result in an increase, temporary or otherwise, in the demand for the Company Products prior to the Closing, including sales of such products (i) with payment terms longer than terms customarily offered for such products, (ii) at a greater discount from listed prices than customarily offered for such products, (iii) with shipment terms more favorable than shipment terms customarily offered for such products, (iv) in a quantity greater than the reasonable resale requirement of any particular distributor, or (v) in conjunction with other material benefits to a distributor not previously offered in the ordinary course of business to such distributor.
2.25 Suppliers. Section 2.25(a) of the Company Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of each supplier that is the sole supplier of any significant product or service to Company. Since the Company Balance Sheet Date, there has not been: (i) any materially adverse change in the business relationship of Company with any supplier named in the Company Disclosure Schedule; or (ii) any change in any material term (including credit terms) of the sales agreements or related agreements with any supplier named in the Company Disclosure Schedule.
2.26 Government Contracts. Company has not been suspended or debarred from bidding on contracts with any Governmental Body, and no such suspension or debarment has been initiated or threatened. The consummation of the Transaction and other transactions contemplated by this Agreement will not result in any such suspension or debarment of Company or Parent (assuming that no such suspension or debarment will result (a) solely from the identity of Parent or (b) from any contract, right, ruling, decree or obligation of or made with respect to Parent, and not of or with respect to Company).

2.27 Interested Party Transactions. No event has occurred during the past three (3) years that would be required to be reported by Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if Company were required to report such information in periodic reports pursuant to the Exchange Act.
2.28 Disclosure. To the knowledge of Company, (i) none of the representations or warranties of Company contained herein, (ii) none of the information contained in the Company Disclosure Schedule and (iii) none of the other information or documents furnished or to be furnished to Parent by Company or pursuant to the terms of this Agreement is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein, in light of the circumstance in which they were made, not misleading in any material respect.
2.29 Product Liability; Product Warranties.
(a) No Product Liability Claims have been asserted or, to the knowledge of the Company, threatened against Company or in respect of any product tested, researched, developed, manufactured, marketed, distributed, handled, stored, or sold by, on behalf of Company.
(b) Each Company Product has been in conformity in all material respects with all applicable product specifications, contractual commitments, express and implied warranties and Legal Requirements, and Company has no material liability (and, to the knowledge of the Company, there is no reasonable basis for any present or future Legal Proceeding or demand against Company giving rise to any material liability) for violations thereof or other damages in connection therewith, including any obligation to recall, replace or repair any such products, subject only to the reserve set forth in the Company Balance Sheet. No Company Product is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale in any material respect. Company has made available to Parent copies of the standard terms and conditions of sale for each Company Product (containing applicable guaranty, warranty, and indemnity provisions).
2.30 Reorganization Matters.
(a) Company currently conducts a “historic business” within the meaning of Treasury Regulations Section 1.368-1(d), and no assets of Company have been sold, transferred, or otherwise disposed of that would prevent Parent from continuing the “historic business” of Company or from using a “significant portion” of Company’s “historic business assets” in a business following the Transaction, as such terms are used in Treasury Regulations Section 1.368-1(d).
(b) Other than any amounts paid by Company in respect of Dissenting Shares, neither Company nor any Person related to Company within the meaning of Treasury Regulations Section 1.368-1(e)(3), (e)(4) and (e)(5) has redeemed, purchased or otherwise acquired, or made any distributions with respect to, any of Company’s capital stock prior to and in contemplation of the Transaction, or otherwise as part of a plan of which the Transaction is a part.

(c) The fair market value of the assets of Company exceeds the sum of (i) the amount of the liabilities of Company immediately prior to the Transaction and the liabilities, if any, to which the transferred assets of Company are subject, and (ii) the amount of any money and the fair market value of any other property (other than Parent Common Stock) received by Company stockholders in connection with the Transaction. The liabilities of Company and the liabilities, if any, to which the transferred assets of Company are subject, were incurred by Company in the ordinary course of its business.
(d) Company is not an investment company within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.
(e) Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.
(f) Except as specifically set forth in the Agreement, Company will pay its respective expenses, if any, incurred in connection with the Transaction, and Company has not agreed to assume, and will not directly or indirectly assume, any expense or liability, whether fixed or contingent, of any Company stockholder.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT
Parent hereby represents and warrants to Company that except as set forth in the Parent Disclosure Schedule:
3.1 Organization of Parent. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Parent Material Adverse Effect. Parent has made available a true and correct copy of the certificate of incorporation and bylaws of Parent, each as amended to date, to Company. Parent owns 100% of the issued and outstanding shares of capital stock or interests, as applicable, of the Merger Subs. Neither Merger Sub has ever conducted any business activities or operations and neither Merger Sub has ever owned any property or become party to or bound by any contract or agreement other than this Agreement. Merger Sub I is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Section 3.1 of the Parent Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of each Subsidiary of Parent.

3.2 Capital Structure. The authorized capital stock of Parent as of the date of this Agreement consists of 65,000,000 shares of Common Stock, par value $0.01 per share, of which 33,106,523 shares are issued and outstanding as of the close of business on the day prior to the date hereof and 20,000,000 shares of Preferred Stock, par value $0.01 per share, of which no shares are issued and outstanding as of the close of business on the day prior to the date hereof. No shares of capital stock are held in Parent’s treasury. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the certificate of incorporation or bylaws of Parent or any agreement or document to which Parent is a party or by which it is bound, and were issued in compliance with all applicable federal and state securities Legal Requirements. As of the date hereof, Parent had reserved an aggregate of 8,973,970 shares of Parent Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Parent Option Plans, under which options were outstanding for an aggregate of 1,177,286 shares, and 2,073,063 shares of Parent Common Stock, net of exercises, were reserved for issuance to holders of warrants to purchase Parent Common Stock upon their exercise. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. The shares of Parent Common Stock issuable as Series F Merger Consideration, upon issuance on the terms and conditions contemplated in this Agreement, would be duly authorized, validly issued, fully paid and non-assessable. Except as set forth herein and in Section 3.2 of the Parent Disclosure Schedule, there are no options, warrants, equity securities, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent or any of its Subsidiaries is a party or by which it is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or to repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement.
3.3 Obligations with Respect to Capital Stock. Except as set forth in the Parent SEC Documents, there are no registration rights and, to the knowledge of Parent, there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Parent or with respect to any equity security of any class of any of its Subsidiaries. There is no stockholder rights plan that will be applicable or triggered by the entry into this Agreement or the consummation of the Transaction or the other transactions contemplated hereunder.

3.4 Authority.
(a) Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate and limited liability company action, as applicable, on the part of Parent and Merger Subs, subject only to the filing and recordation of the Certificate of Merger I and Certificate of Merger II pursuant to Delaware Law and the DLLCA. This Agreement has been duly executed and delivered by Parent and the Merger Subs and, assuming the due authorization, execution and delivery of this Agreement by Company and the Company Stockholders’ Agent, this Agreement constitutes the valid and binding obligation of Parent and the Merger Subs, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Parent and the Merger Subs does not, and the performance of this Agreement by Parent or the Merger Subs will not, (i) conflict with or violate the certificate of incorporation, certificate of formation, bylaws or operating agreement of Parent or the Merger Subs, as applicable, (ii) subject to compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any Legal Requirement applicable to Parent or the Merger Subs or by which their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or the Merger Subs pursuant to, any Parent Contract, except, with respect to clauses (ii) and (iii), for any non-material conflicts, violations, defaults or other occurrences. Section 3.4 of the Parent Disclosure Schedule lists all material consents, waivers and approvals under any Parent Contract required to be obtained in connection with the consummation of the transactions contemplated hereby.
(b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing with the SEC of any outstanding periodic reports due under the Exchange Act, (ii) the filing by Parent with the California Commissioner of a Permit Application, and the issuance by the California Commissioner of a permit under Section 25121 of the California Corporations Code (following a hearing upon the fairness of the terms and conditions of the Transaction, conducted pursuant to Section 25142 of the California Corporations Code) for the issuance of the Parent Common Stock to be issued in Merger I, (iii) the filing of the Certificate of Merger I and Certificate of Merger II with the Secretary of State of the State of Delaware, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable U.S. federal and state securities laws and similar laws of any foreign country and (v) such other non-material consents, authorizations, filings, approvals and registrations.
3.5 Section 203 of Delaware Law not Applicable. The board of directors of Parent has taken all actions so that the restrictions contained in Section 203 of Delaware Law applicable to a “business combination” will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Transaction or the other transactions contemplated by this Agreement.

3.6 SEC Filings; Parent Financial Statements; No Undisclosed Liabilities.
(a) Parent has made available to Company accurate and complete copies of the Parent SEC Documents, other than such documents that can be obtained on the SEC’s website at www.sec.gov. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or Exchange Act, as applicable, and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Section 3.6, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b) Parent maintains disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning Parent is made known on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents.
(c) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents (the “Parent Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present in all material respects the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows of Parent for the periods covered thereby.
(d) Except as disclosed in the Parent Financials, neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, except liabilities (i) provided for in the Parent Financials, (ii) described in Section 3.6 of the Parent Disclosure Statement, or (iii) incurred since December 31, 2009 in the ordinary course of business consistent with past practices in both type and amount.
3.7 Absence of Certain Changes or Events. Since December 31, 2009 through the date of this Agreement, there has not been: (a) any event that has had a Parent Material Adverse Effect, (b) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (c) any revaluation by Parent of any of its assets or writing off of notes or accounts receivable, or (d) any other action, event or occurrence that would have required the consent of Company pursuant to Section 4.2 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.8 Taxes.
(a) Each of the Tax Returns by or with respect to Parent: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects. All material Taxes due and payable by Parent (whether or not shown to be due on filed Tax Returns) have been timely paid, except to the extent such amounts are being contested in good faith by Parent or are properly reserved for in the Parent Financials.
(b) All material Taxes that Parent has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly and timely paid to the proper Governmental Body.
(c) There has not been any audit, examination or other administrative or court proceeding for or relating to any liability in respect of Taxes by any Governmental Body in respect of which Parent has received a written notice, and Parent has not been notified in writing by any Governmental Body that any such audit, examination or other administrative or court proceeding involving Taxes is contemplated or pending. No extension of time with respect to any date on which a Tax Return was required to be filed by Parent is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to Parent is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by Parent in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns). No claim has been made in writing to Parent by any Governmental Body in a jurisdiction where Parent does not file Tax Returns that Parent is subject to taxation by that jurisdiction and, to Parent’s knowledge, there are no facts or basis upon which any such claim could reasonably be made. Each deficiency issued to Parent as a result of any completed audit or examination relating to Taxes by any Governmental Body has been timely paid or is being contested in good faith and has been adequately reserved for on the books of Parent. No issues relating to any material amount of Taxes were raised by the relevant Governmental Body in any completed audit or examination that would reasonably be expected to recur in a later taxable period.
(d) Parent has not agreed, or will not be required, to make any adjustment for any period after the date of this Agreement pursuant to Section 481(a) of the Code by reason of any change in any accounting method made prior to the date hereof. There is no application pending with any Governmental Body requesting permission for any such change in any accounting method of Parent, and the Internal Revenue Service has not issued in writing any pending proposal regarding any such adjustment or change in accounting method.
(e) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by Parent with any taxing authority or issued by any taxing authority to Parent. There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to Parent that are, or if issued would be, binding on Parent.
(f) Parent is not a party to any agreement with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits. Parent has no liability for the Taxes of any third party under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor, by contract or otherwise.

(g) Parent does not (i) own a single member limited liability company which is treated as a disregarded entity other than Merger Sub II, and (ii) is not a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code.
(h) Parent has not participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). Parent believes it has substantial authority for or has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.
(i) Parent is not (and has not been for the five-year period ending at Closing) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.
(j) Parent does not have a permanent establishment in any country other than the United States, as defined in any applicable Tax treaty between the United States and such other country.
3.9 Intellectual Property.
(a) Section 3.9(a) of the Parent Disclosure Schedule lists, as of the date of this Agreement, all oral and written contracts, agreements, licenses and other arrangements in effect as of the date of this Agreement under which any third party has licensed, granted or conveyed to Parent any right, title or interest in or to any Material Parent IP Rights other than non-exclusive licenses to commercially available computer software that has not been modified or customized for Parent.
(b) Section 3.9(b) of the Parent Disclosure Schedule lists, as of the date of this Agreement, all oral and written contracts, agreements, licenses or other arrangements in effect as of the date of this Agreement under which Parent has licensed, granted or conveyed to any third party any right, title or interest in or to any Material Parent IP Rights other than non-exclusive licenses to commercially available computer software that has not been modified or customized for Parent.
(c) The conduct of Parent’s business as currently being conducted does not infringe, constitute contributory infringement, inducement to infringe, misappropriation or unlawful use of any valid and enforceable IP Rights of any other Person and Parent has received no written notice alleging such infringement, misappropriation or unlawful use.
(d) To the knowledge of Parent, as of the date of this Agreement, no Material Parent IP Rights are being infringed or misappropriated by any third party.
(e) Neither the execution, delivery or performance of this Agreement by Parent nor the consummation by Parent of the transactions contemplated by this Agreement will contravene, conflict with or result in any limitation on Parent’s right, title or interest in or to any Parent IP Rights in any material respect.

3.10 Compliance; Permits; Restrictions.
(a) Parent is currently not, and has not been during the past three (3) years, in conflict with, or in default or violation of (i) any Legal Requirement, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in each case for any immaterial conflicts, defaults or violations. No investigation or review by any Governmental Body against Parent has occurred during the past three (3) years, nor has Parent received any written notice that any such investigation or review is pending or, to the knowledge of Parent, threatened against Parent or its Subsidiaries.
(b) Parent holds all permits, licenses, variances, exemptions, orders, clearances and approvals from governmental authorities which are material to and necessary for the operation of the business of Parent and its Subsidiaries taken as a whole (collectively, the “Parent Permits”). Parent and its Subsidiaries are in material compliance with the terms of the Parent Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Parent, threatened, which seeks to revoke or materially impair the rights of the holder of any Parent Permit. A true, complete and correct list of the Parent Permits, as of the date of this Agreement, is set forth in Section 3.10(b) of the Parent Disclosure Schedule.
3.11 Litigation. Except as set forth in Section 3.11 of the Parent Disclosure Schedule or disclosed in the Parent SEC Documents, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Parent has received any notice of assertion, nor, to the knowledge of Parent, is there any threatened action, suit, proceeding, claim for arbitration or investigation against Parent.
3.12 Brokers’ and Finders’ Fees. Except as set forth in Section 3.12 of the Parent Disclosure Schedule, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.13 Employee Benefit Plans.
(a) Section 3.13(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association” under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by Parent or any ERISA Affiliate (collectively, the “Parent Employee Plans”). Neither Parent nor, to the knowledge of Parent, any other person or entity, has made any commitment to modify, change or terminate any Parent Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements. There are no loans by Parent to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Parent Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Parent subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.
(b) Parent has made available to Company true and complete copies of each of Parent Employee Plans and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three (3) plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Parent Employee Plan that is subject to ERISA reporting requirements, Parent has made available in a data room for review by Company copies of the Form 5500 reports filed for the last three (3) plan years. Parent has made available in a data room for review by Company the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Parent Employee Plan, if any, and to Parent’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Parent Employee Plan subject to Code Section 401(a). Parent has made available in a data room for review by Company all filings made by Parent or any ERISA Affiliate of Parent with any Governmental Body with respect to any Parent Employee Plan to the extent relevant to any ongoing obligation or liability of Parent, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(c) Each Parent Employee Plan is being, and has been, administered materially in accordance with its terms and in material compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code). Parent and each ERISA Affiliate are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of Parent Employee Plans. Any Parent Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from U.S. federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable determination letter within the remedial amendment period under Section 401(b) of the Code. None of Parent Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person. Parent has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Parent’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Parent Employee Plan. Neither Parent nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Parent Employee Plan. All contributions required to be made by Parent or any ERISA Affiliate to any Parent Employee Plan have been timely paid or accrued on Parent Balance Sheet, if required under GAAP. With respect to each Parent Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 for ERISA occurred. Each Parent Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Parent Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of Parent is overtly threatened in communication with Parent, against or with respect to any such Parent Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by Parent or any ERISA Affiliate regarding any Parent Employee Plan that would materially increase the expense of maintaining such Parent Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2009. None of the assets of Parent or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code. To the knowledge of Parent, all contributions and payments to Parent Employee Plans are deductible under Section 162 or 404 of the Code. No assets of any Parent Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Parent under Chapter 43 of the Code. With respect to Parent Employee Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Parent Employee Plans, ERISA, the Code or any other applicable Legal Requirement.
(d) Neither Parent nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Parent nor any ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e) Neither Parent nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).
(f) With respect to each Parent Employee Plan, Parent is in material compliance with (i) the applicable health care continuation and notice provisions of COBRA and the regulations promulgated thereunder or any state Legal Requirement governing health care coverage extension or continuation; and (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations promulgated thereunder; (iii) the applicable requirements of HIPAA. Parent has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Legal Requirement governing health care coverage extension or continuation.
(g) Each Parent Employee Plan which is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in a good faith effort to comply in all material respects according to the applicable requirement of Section 409A of the Code.
(h) The consummation of the Transaction will not (i) entitle any current or former employee or other service provider of Parent or any ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Parent Employee Plan), except as expressly provided in Section 3.13(h) of the Parent Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Parent Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Parent Employee Plans. No benefit payable or that may become payable by Parent pursuant to any Parent Employee Plan in connection with the transactions contemplated by this Agreement or as a result of or arising under this Agreement shall constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Parent Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time of Merger I in accordance with its terms, without material liability to Company, the Surviving Corporation or the Surviving Entity other than ordinary administration expenses typically incurred in a termination event.
(i) Parent is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Parent that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.

(j) Parent does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no United States source income outside of the United States.
(k) With respect to each Parent Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Parent is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance Parent bears any risk of loss with respect to such claims, (ii) covered under a contract with an HMO pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on Parent Financials for the fiscal year ended December 31, 2009.
3.14 Absence of Liens and Encumbrances; Condition of Equipment. Parent and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties and assets, real, personal and mixed, necessary for use in its business, free and clear of any liens or encumbrances except as reflected in the Parent Financials and except for liens for taxes not yet due and payable. Each such tangible asset is in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.
3.15 Environmental Matters.
(a) No Hazardous Materials are present, as a result of Parent or any of its Subsidiaries, or, to Parent’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Parent or any of its Subsidiaries has at any time owned, operated, occupied or leased.
(b) Neither Parent nor any of its Subsidiaries has conducted Hazardous Material Activities in violation of any Legal Requirement promulgated by any Governmental Body in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.
(c) Parent and its Subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the “Parent Environmental Permits”) necessary for the conduct of Parent’s and its Subsidiaries’ Hazardous Material Activities and other businesses of Parent and its Subsidiaries as such activities and businesses are currently being conducted.
(d) No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to Parent’s knowledge, threatened concerning any Parent Environmental Permits, Hazardous Material or any Hazardous Material Activity of Parent or any of its Subsidiaries. Parent is not aware of any fact or circumstance which could involve Parent or any of its Subsidiaries in any environmental litigation or impose upon Parent or any of its Subsidiaries any material environmental liability.

3.16 Labor Matters.
(a) Section 3.16(a) of the Parent Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of all employees of Parent and its Subsidiaries along with their position, hire date, 2009 annual compensation and current annual rate of compensation (including any bonuses to which such employee may be eligible). All employees have entered into nondisclosure and assignment of inventions agreements with Parent, true, complete and correct copies of which have previously been made available to Company. To the knowledge of Parent, no employee of Parent is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant (i) to Parent, or (ii) to a former employer relating to the right of any such employee to be employed because of the nature of the business conducted by Parent or to the use of trade secrets or proprietary information of others. No key employee or group of employees has threatened in writing to terminate employment with Parent.
(b) Parent is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.
(c) Except as disclosed in Section 3.16(c) of the Parent Disclosure Schedule, Parent is not a party to any written or oral: (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Transaction or other transactions contemplated by this Agreement; (ii) agreement with any current or former employee of Parent providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $50,000 per annum (other than compensation pursuant to at-will employment agreements); or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Transaction.
3.17 Agreements, Contracts and Commitments. Except as set forth in the most recent exhibit list on Parent’s Form 10-K for the year ended December 31, 2009 or Section 3.17 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or is bound by:
(a) any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;
(b) any employment or consulting agreement, contract or commitment with any officer or director level employee, not terminable by Parent or any of its Subsidiaries on thirty (30) days notice without liability, except to the extent general principles of wrongful termination may limit Parent’s or any of its Subsidiaries’ ability to terminate employees at will;
(c) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(d) any agreement of indemnification or guaranty not entered into in the ordinary course of business, including any indemnification agreements between Parent or any of its Subsidiaries and any of its officers or directors;
(e) any agreement, contract or commitment containing any covenant limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any person;
(f) any license, agreement, contract or commitment relating to any Material Parent IP Right;
(g) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $50,000 and not cancelable without penalty;
(h) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;
(i) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;
(j) any joint marketing or development agreement;
(k) any distribution agreement (identifying any that contain exclusivity provisions); or
(l) any other agreement, contract or commitment (excluding real and personal property leases) which involve an annual payment by Parent or any of its Subsidiaries under any such agreement, contract or commitment of $50,000 or more in the aggregate and is not cancelable without penalty within thirty (30) days.
Neither Parent nor any of its Subsidiaries, nor to Parent’s knowledge any other party to a Parent Contract, has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Parent is a party or by which it is bound of the type described in clauses (a) through (k) above (any such agreement, contract or commitment, a “Parent Contract”) in such manner as would permit any other party to cancel or terminate any such Parent Contract, or would permit any other party to seek damages. Parent has made available to Company an accurate and complete copy of each Parent Contract (other than such agreements that can be obtained on the SEC’s website at www.sec.gov). Each Parent Contract is a valid, binding and enforceable obligation of Parent or its Subsidiary and is in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

3.18 Permit Application; Registration Statement; Information Statement. The information supplied by Parent for inclusion in the Permit Application shall not at the time the Permit Application is filed with the California Commissioner and at the time the Fairness Hearing is held or for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The information supplied by Parent for inclusion in the Information Statement to be sent to the stockholders of Company in connection with the solicitation of approval of this Agreement, the Transaction and the transactions contemplated hereunder shall not, on the date the Information Statement is first mailed to Company’s stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of consents which has become false or misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in or omitted from any of the foregoing documents.
3.19 Corporate Approval. The board of directors of Parent has unanimously, as of the date of this Agreement, approved this Agreement, the Transaction and the transactions contemplated hereunder and the issuance of Parent Common Stock in connection with Merger I.
3.20 Books and Records. The minute books of Parent and its Subsidiaries made available to Company or counsel for Company are the only minute books of Parent and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Parent or such Subsidiaries, as the case may be. The books and records of Parent accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Parent and have been maintained in accordance with good business and bookkeeping practices.
3.21 Restrictions on Business Activities. Other than as contemplated by this Agreement, there is no agreement, judgment, injunction, order or decree binding upon or otherwise applicable to Parent which has, or would reasonably be expected to have, the effect of prohibiting or materially impairing (a) any current business practice of Parent; or (b) any acquisition of any Person or property by Parent.
3.22 Real Property Leases. Parent has never owned any real property. Section 3.22 of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, all real property leases or subleases to or by Parent, including the term of such lease, any extension and expansion options and the rent payable under it. Parent has made available to Company true, complete and correct copies of the leases and subleases (as amended to date) listed in Section 3.22 of the Parent Disclosure Schedule. With respect to each lease and sublease listed in Section 3.22 of the Parent Disclosure Schedule,
(a) the lease or sublease is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Effective Time of Merger II in accordance with the terms thereof as in effect immediately prior to the Effective Time of Merger I;

(b) Parent is not in breach or violation of, or default under, any such lease or sublease, and no event has occurred, is pending or, to the knowledge of Parent, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by Parent or, to the knowledge of Parent, any other party under such lease or sublease;
(c) Parent has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any lease or sublease; and
(d) there are no liens, easements, covenants or other restrictions applicable to the real property subject to such lease, except for recorded easements, covenants and other restrictions which do not materially impair the intended use or the occupancy by Parent of the property subject thereto.
3.23 Insurance.
(a) Section 3.23(a) of the Parent Disclosure Schedule sets forth each Insurance Policy to which Parent is a party. Such Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as Parent would, in accordance with good business practice, customarily insure. All premiums due and payable under such Insurance Policies have been paid on a timely basis and Parent is in compliance in all material respects with all other terms thereof. True, complete and correct copies of the Insurance Policies have been made available to Company.
(b) There are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and Parent has not been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has Parent received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.
3.24 Certain Business Practices. Neither Parent nor, to the knowledge of Parent, any director, officer, employee or agent of Parent or its Subsidiaries has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other unlawful payment.
3.25 Government Contracts. Parent has not been suspended or debarred from bidding on contracts with any Governmental Body, and no such suspension or debarment has been initiated or threatened. The consummation of the Transaction and other transactions contemplated by this Agreement will not result in any such suspension or debarment of Parent.

3.26 Interested Party Transactions. Except as set forth in the Parent SEC Documents, no event has occurred during the past three (3) years that would be required to be reported by Parent as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K.
3.27 Fairness Opinion. The board of directors of Parent has, as of the date of this Agreement, received a fairness opinion from Aquilo Partners, L.P., financial advisor to Parent, dated the date of this Agreement, to the effect that the Series F Exchange Ratio is fair to the stockholders of the Parent from a financial point of view. Parent has furnished an accurate and complete copy of said written opinion to Company.
3.28 Reorganization Matters.
(a) Merger Subs are entities newly formed for the purpose of participating in the Transaction, and at no time prior to the Effective Time of Merger I and the Effective Time of Merger II have had assets (other than nominal assets contributed upon the formation of Merger Subs, which assets will be held by Merger Sub II following the Transaction) or business operations. At all times since its formation, Merger Sub II has been disregarded as separate from Parent for federal income Tax purposes. No IRS Form 8832 has ever been filed with respect to Merger Sub II to treat Merger Sub II as other than a disregarded entity.
(b) Except with respect to (i) open-market purchases of Parent’s stock pursuant to a general stock repurchase program of Parent that has not been created or modified in connection with the Transaction, (ii) repurchases in the ordinary course of business of unvested shares, if any, acquired from terminated employees and (iii) payments of cash in lieu of the issuance of fractional shares, neither Parent nor any Person related to Parent within the meaning of Treasury Regulations Sections 1.368-1(e)(3), (e)(4) and (e)(5) has any plan or intention to repurchase, redeem or otherwise acquire any Parent Common Stock issued to the Company Stockholders pursuant to this Agreement following the Transaction. Other than pursuant to this Agreement, neither Parent nor any Person related to Parent within the meaning of Treasury Regulations Sections 1.368-1(e)(3), (e)(4) and (e)(5) has acquired any Company Common Stock or Company Preferred Stock in contemplation of the Transaction, or otherwise as part of a plan of which the Transaction is a part.
(c) Following the Transaction, Parent, or a member of its qualified group of corporations (as defined by Treasury Regulations Section 1.368-1(d)(4)(ii)), will cause Merger Sub II (the Surviving Entity) to continue the historic business of Company (or, alternatively, if Company has more than one line of business, will cause Merger Sub II (the Surviving Entity) to continue at least one significant line of Company’s historic business) or use a significant portion of Company’s historic business assets in a business, in a manner consistent with Treasury Regulations Section 1.368-1(d). For purposes of this representation, Parent will be deemed to satisfy the foregoing representation if (a) the members of Parent’s qualified group (as defined in Treasury Regulations Section 1.368-1(d)(4)(ii)), in the aggregate, continue the historic business of Company or use a significant portion of Company’s historic business assets in a business or (b) the foregoing activities are undertaken by a partnership as contemplated by Treasury Regulations Section 1.368-1(d)(4).

(d) Neither Parent nor any of its Subsidiaries has any plan or intention to sell or otherwise dispose of the assets of the Company except for dispositions made in the ordinary course of business or transfers and successive transfers permitted under Treasury Regulation Section 1.368-2(k)(1).
(e) Neither Parent nor either of the Merger Subs is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.
(f) Except as specifically set forth in the Agreement, Parent and the Merger Subs will pay their respective expenses, if any, incurred in connection with the Transaction. In the Transaction, no liabilities of the Company stockholders will be assumed by Parent or the Merger Subs, and neither Parent nor either of the Merger Subs will assume any liens, encumbrances or any similar liabilities relating to any Company capital stock acquired by Parent in the Transaction.
(g) Prior to the Transaction, Parent will be in control of Merger Sub I within the meaning of Section 368(c) of the Code and will own 100% of the membership interests of Merger Sub II, and following the Transaction, Parent will own 100% of the membership interests of the Surviving Entity. Parent has no plan or intention to cause the Surviving Entity, after the Effective Time of Merger II, to issue additional membership interests or to dispose of the membership interests of the Surviving Entity.
(h) The payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares of Parent Common Stock.
(i) None of the compensation received (or to be received) by any Company stockholder will be separate consideration for, or allocable to, any of its shares of Company stock; none of the shares of Parent Common Stock received by any Company stockholder pursuant to Merger I will be separate consideration for, or allocable to, any employment agreement or service arrangement; and the compensation paid to any Company stockholder who also provides services to Company will be for services actually rendered (or to be rendered) and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services.
(j) The fair market value of the assets of Parent exceeds the amount of the liabilities of Parent immediately following the Transaction.
(k) Following the Transaction, Parent intends to comply, and cause the Surviving Entity to comply, with the record-keeping and information filing requirements of Treasury Regulation Section 1.368-3.

ARTICLE 4
CONDUCT OF BUSINESS PENDING THE
CONSUMMATION OF THE TRANSACTION
4.1 Conduct of Company Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time of Merger I, Company agrees, except to the extent that Parent consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement, without obtaining the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), Company shall not do any of the following:
(a) amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;
(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for the issuance of shares of common stock upon exercise of Company Options under the Company Option Plans or pursuant to currently outstanding warrants, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof);
(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of such party;
(d) sell, pledge, dispose of or encumber any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets);
(e) fail to make any expenditures that are necessary and sufficient to maintain or, to the extent budgeted or consistent with the past practice, improve the conditions of its properties, facilities and equipment, including, without limitation, budgeted expenditures relating to maintenance, repair and replacement;
(f) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options except as may be required with respect to Company Options under the Company Options Plans;

(g) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire any of its securities, or propose to do any of the foregoing;
(h) sell, transfer, license, sublicense or otherwise dispose of any material IP Rights, or amend or modify any existing agreements with respect to any material IP Rights;
(i) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or materially amend any Company Contract; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $50,000, taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.1(i);
(j) increase the compensation payable or to become payable to its directors, officers or employees, except for increases in salary or wages of employees who are not officers in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee, or establish, adopt, enter into or amend any employee benefit plan;
(k) take any action, other than as required by GAAP, to change accounting policies or procedures;
(l) make any material tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax;
(m) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of Company, or incurred in the ordinary course of business and consistent with past practice or as otherwise contemplated by this Agreement;
(n) enter into any partnership arrangements, joint development agreements or strategic alliances;

(o) initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration;
(p) terminate, amend or otherwise change the Retention Bonus Plan (other than as permitted by Section 1.6(f));
(q) form or acquire any Subsidiaries; or
(r) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (q) above.
If Company wishes to obtain the consent of Parent to take actions for which prior consent is required pursuant to this Section 4.1, Company shall request such consent in writing by telecopy to the attention of the President of Parent. A consent signed by the President of Parent shall be deemed sufficient for purposes hereof.
4.2 Conduct of Parent Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time of Merger I, Parent agrees, except to the extent that Company consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as conducted in the last twelve (12) months, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, and to pay or perform other material obligations when due. In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement, without obtaining the written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit its Subsidiaries to, do any of the following:
(a) amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;
(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for the issuance of shares of common stock upon exercise of Parent Options under the Parent Option Plans or pursuant to currently outstanding warrants, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof);
(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of such party;
(d) sell, pledge, dispose of or encumber any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets);

(e) fail to make any expenditures that are necessary and sufficient to maintain the conditions of its properties, facilities and equipment, including, without limitation, budgeted expenditures relating to maintenance, repair and replacement;
(f) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options except as may be required with respect to Parent Options under the Parent Option Plans;
(g) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries, or propose to do any of the foregoing;
(h) sell, transfer, license, sublicense or otherwise dispose of any material IP Rights, or amend or modify any existing agreements with respect to any material IP Rights;
(i) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of its Subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or amend any Parent Contract; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $50,000, taken as a whole; (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.2(i); or (vi) engage in any new business;
(j) increase the compensation payable or to become payable to its directors, officers or employees, except for increases in salary or wages of employees who are not officers in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee, or establish, adopt, enter into or amend any employee benefit plan;
(k) take any action, other than as required by GAAP, to change accounting policies or procedures;
(l) make any material tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax;

(m) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements of Company, or incurred in the ordinary course of business and consistent with past practice or as otherwise contemplated by this Agreement;
(n) enter into any partnership arrangements, joint development agreements or strategic alliances;
(o) initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration;
(p) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (o) above.
If Parent wishes to obtain the consent of Company to take actions for which prior consent is required pursuant to this Section 4.2, Parent shall request such consent in writing by telecopy to the attention of the Chief Executive Officer and the Chief Financial Officer of Company. A consent signed by either such officers shall be deemed sufficient for purposes hereof.
ARTICLE 5
ADDITIONAL AGREEMENTS
5.1 Fairness Hearing and Permit Application; Registration Statement.
(a) As promptly as practicable after the date of this Agreement, Company shall prepare, with the cooperation of Parent, an information statement for the holders of Company Capital Stock to approve this Agreement and the transactions contemplated hereby (the “Information Statement”). The Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Parent Common Stock pursuant to this Agreement. Company and Parent shall each use commercially reasonable efforts to cause the Information Statement to comply with applicable federal and state securities laws requirements. Each of Parent and Company agree to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Information Statement. Company will promptly advise Parent, and Parent will promptly advise Company, in writing if at any time prior to the Effective Time of Merger I either shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law. Subject to Section 5.2(a)(ii): (A) the Information Statement shall include a statement to the effect that the board of directors of Company unanimously recommends that Company’s stockholders vote to adopt this Agreement (the unanimous recommendation of Company’s board of directors that Company’s stockholders vote to adopt this Agreement being referred to as the “Company Board Recommendation”); and (B) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed. Company shall not include in the Information Statement any information with respect to Parent or its affiliates, the form and content of which information shall not have been approved by Parent prior to such inclusion.

(b) As promptly as practicable after the date of this Agreement, Parent shall prepare, with the cooperation of Company, and cause to be filed with the California Commissioner the Permit Application, and shall request a hearing (the “Fairness Hearing”) on the fairness of the terms and conditions of the Transaction pursuant to Section 25142 of the California Corporations Code. Company and Parent shall use commercially reasonable efforts to cause the California Commissioner to approve the fairness of the terms and conditions of the Transaction at such a Fairness Hearing (the “Fairness Approval”); provided, however, that Parent shall not be required to modify its certificate of incorporation or any of the economic terms of the Transaction in order to cause the California Commissioner to approve the fairness of such terms and conditions. Company shall promptly furnish Parent all information concerning Company and stockholders of Company that may be required or reasonably requested in connection with any action contemplated by this Section 5.1(b). If either Parent or Company becomes aware of any information that should be disclosed in an amendment or supplement to the Permit Application, then such party: (i) shall promptly inform the other party thereof; (ii) shall provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Permit Application prior to it being filed with the California Commissioner; and (iii) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the California Commissioner.
(c) If for any reason whatsoever the California Commissioner makes a final determination not to render a Fairness Approval of the terms and conditions of the Transaction and the issuance of the Parent Common Stock as contemplated by this Agreement, Parent and Company shall prepare and cause to be filed with the SEC the Registration Statement. Each of Parent and Company shall use commercially reasonable efforts: (i) to cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC; (ii) to promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (iii) to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; and (iv) to keep the Registration Statement effective through the Closing in order to permit the consummation of the Transaction. Each of Parent and Company shall promptly furnish the other party all information concerning such parties, its Subsidiaries and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1(c). If either Parent or Company becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement, then such party: (i) shall promptly inform the other party thereof; (ii) shall provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to it being filed with the SEC; (iii) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (iv) shall cooperate, if appropriate, in mailing such amendment or supplement to the stockholders of Company.

(d) Prior to the Effective Time of Merger I, Parent shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in Merger I will (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every state of the United States in which any registered holder of Company Series F Preferred Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote on the adoption of this Agreement and the transactions contemplated hereunder; provided, however, that Parent shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.
5.2 Consent of Company Stockholders.
(a) Company Stockholder Consent.
(i) As promptly as practicable after the California Commissioner shall have issued a permit under Section 25121 of the California Corporations Code for the issuance of the Parent Common Stock to be issued in Merger I or the Registration Statement is declared effective under the Securities Act, as applicable, Company will use its commercially reasonable efforts to solicit and obtain the Required Company Stockholder Vote by written consent with respect to the adoption of this Agreement and the approval of the Transaction and the transactions contemplated hereby, each in accordance with applicable Legal Requirements and its certificate of incorporation and bylaws (but in no event any later than ten business days following the receipt of the permit or the effective date of the Registration Statement, as applicable).
(ii) Notwithstanding anything to the contrary contained in Section 5.1(a) or 5.2(a)(i), at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent if:
(A) (1) neither Company nor any of its Representatives shall have breached or taken any action inconsistent with any of the provisions set forth in Section 5.12 with respect to the foregoing; (2) an unsolicited, bona fide Company Acquisition Proposal is made to Company and is not withdrawn; (3) Company provides Parent with at least three business days prior notice of any meeting of Company’s board of directors at which such board of directors will consider and determine whether such offer is a Company Superior Offer; (4) Company’s board of directors determines in good faith, after consulting with its independent reputable financial advisor and outside legal counsel, that such offer constitutes a Company Superior Offer; (5) Company’s board of directors determines in good faith, after having taken into account the advice of Company’s outside legal counsel, that, in light of such Company Superior Offer, the failure to withdraw or modify the Company Board Recommendation would be inconsistent with the Company board of directors’ fiduciary obligations to Company’s stockholders under applicable Legal Requirements; (6) the Company Board Recommendation is not withdrawn or modified in a manner adverse to Parent at any time within three business days after Parent receives written notice from Company confirming that Company’s board of directors has determined that such offer is a Company Superior Offer; and (7) during such three business day period, if requested by Parent, Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that the Company Acquisition Proposal that was determined to constitute a Company Superior Offer no longer constitutes a Company Superior Offer; or

(B) other than the development or circumstances contemplated by clause “(A)” of this Section 5.2(a)(ii), a material development or change in circumstances occurs or arises after the date of this Agreement that was neither known to Company or any Representative of Company nor reasonably foreseeable to Company as of the date of this Agreement (such material development or change in circumstances being referred to as a “Company Intervening Event”); provided, however, that (1) in no event shall the receipt, existence of or terms of a Company Acquisition Proposal or a Company Superior Offer or any inquiry relating thereto or the consequences thereof constitute a Company Intervening Event; (2) in no event shall any event, occurrence, fact, condition, effect, change or development that has an adverse effect on the business, financial condition or results of operations of Parent, constitute a Company Intervening Event, unless such event, occurrence, fact, condition, effect, change or development has had or would reasonably be expected to have a Parent Material Adverse Effect; (3) at least three business days prior to any meeting of the Company board of directors at which the Company board of directors will consider whether such Company Intervening Event requires the Company board of directors to effect, or cause Company to effect, a Company Change in Recommendation, the Company provides Parent with a written notice specifying the date and time of such meeting and the reasons for holding such meeting; (4) during such three business day period, if requested by Parent, Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for the Company board of directors to effect, or cause the Company to effect, a Company Change in Recommendation as a result of such Company Intervening Event; and (4) the Company board of directors determines in good faith, after having consulted with its outside legal counsel, that, in light of such Company Intervening Event, a failure to make a Company Change in Recommendation would be inconsistent with the Company board of directors’ fiduciary obligations to Company’s stockholders under applicable Legal Requirements.
(iii) The Company’s obligation to solicit the consent of its stockholders in accordance with Section 5.2(a)(i) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Company Superior Offer or other Company Acquisition Proposal, or by any withdrawal or modification of the Company Board Recommendation.

(b) Parachute Payments. If applicable, Company shall promptly submit for approval by the stockholders of Company by the requisite vote (and in a manner satisfactory to Parent) any payments or benefits that the Company reasonably determines (through an analysis that is reasonably satisfactory to Parent) may constitute a “parachute payment” pursuant to Section 280G of the Code and which have been waived pursuant to a 280G Waiver, such that all such payments and benefits shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code or shall be exempt from such treatment under such Section 280G, and deliver to Parent evidence reasonably satisfactory to Parent that a vote of stockholders of Company was received in conformance with Section 280G and the regulations thereunder, or that such requisite stockholder approval has not been obtained with respect to any payment or benefit that may be deemed to constitute a “parachute payment” within the meaning of Section 280G of the Code that is subject to a 280G Waiver and as a consequence, that, pursuant to the 280G Waiver, such “parachute payment” shall not be made or provided.
5.3 Access to Information; Confidentiality. Upon reasonable notice and subject to restrictions contained in confidentiality agreements and applicable Legal Requirements to which such party is subject, Company and Parent shall each afford to the officers, employees, accountants, counsel and other Representatives of the other party, reasonable access, during the period prior to the Effective Time of Merger I (the “Pre-Closing Period”), to all its properties, books, contracts, commitments and records (including, without limitation, Tax records) and, during such period, Company and Parent each shall furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other’s business, properties and personnel as either party may reasonably request; provided, that each of Company and Parent reserves the right to withhold any information if access to such information could adversely affect the attorney-client privilege between it and its counsel. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company and Parent shall promptly provide the other party with copies of: (a) any changes to financial forecasts prepared by Company or Parent (or their respective Representatives), as applicable; (b) any written materials or communications sent by or on behalf of such party to its stockholders; (c) any material notice, document or other communication sent by or on behalf of any of such party to any third party to any Company Contract or Parent Contract, as applicable, or sent to Company or Parent by any third party to any Company Contract or Parent Contract, as applicable, (other than any communication that relates solely to routine commercial transactions and that is of the type sent in the ordinary course of business and consistent with past practices); (d) any notice, report or other document filed with or sent to any Governmental Body in connection with the Transaction or any of the other transactions contemplated by this Agreement; and (e) any material notice, report or other document received from any Governmental Body. Each party shall keep such information confidential in accordance with the terms of the currently effective confidentiality agreement (the “Confidentiality Agreement”) between Parent and Company.
5.4 Consents; Approvals. Company and Parent shall each use commercially reasonable efforts to (a) obtain all Consents (including, without limitation, all United States’ and foreign governmental and regulatory rulings and approvals) and (b) make all filings (including, without limitation, all filings with United States and foreign governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this Agreement by Company and Parent and the consummation by them of the transactions contemplated hereby. Within ten business days following the date hereof: (i) Company shall deliver all notices and other information required by any Company Contract in connection with the Transaction (except for notices and information required under the Company’s lease, dated as of November 23, 1999, with Trammell Crow Northern California Development, Inc., as amended, which shall be delivered by the Company within five business days following the date hereof) and (ii) Parent shall deliver all notices and other information required by any Parent Contract in connection with the Transaction.

5.5 Director Indemnification and Insurance.
(a) From and after the Effective Time of Merger I, Parent will fulfill and honor in all respects the obligations of Company and Parent which exist prior to the date hereof to indemnify Company’s and Parent’s present and former directors and officers and their heirs, executors and assigns; provided, however, that Company directors and officers which become directors and officers of Parent shall enter into Parent’s standard form of indemnification agreement. The operating agreement of the Surviving Entity will contain provisions at least as favorable as the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company, and the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation, bylaws and operating agreement of the Surviving Entity and Parent will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time of Merger I in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time of Merger I, were directors, officers, employees or agents of Company or Parent, unless such modification is required by Legal Requirements.
(b) Effective as of the Effective Time of Merger II, (i) Parent shall use commercially reasonable efforts to secure a “tail” policy on Parent’s existing directors and officers liability insurance policy for a period of six (6) years, at a total cost not to exceed the amount set forth on Schedule 5.5(b)(i) and (ii) the Surviving Entity shall use commercially reasonable efforts to secure a “tail” policy on Company’s existing directors and officers liability insurance policy for a period of six (6) years, at a total cost not to exceed the amount set forth on Schedule 5.5(b)(ii).
(c) This Section 5.5 will survive the consummation of the Transaction at the Effective Time of Merger II, is intended to benefit Company, the Surviving Corporation, the Surviving Entity, Parent and the parties indemnified hereby, and will be binding on all successors and assigns of the Surviving Entity.
5.6 Notification of Certain Matters.
(a) Company shall give prompt notice to Parent, and Parent shall give prompt notice to Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (ii) any failure of Company or Parent, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided, further, that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 6.2(b) and 6.3(b) unless the failure to give such notice results in material prejudice to the other party.

(b) Each of Company and Parent shall give prompt notice to the other of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transaction or other transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Body in connection with the Transaction or other transactions contemplated by this Agreement; (iii) any litigation relating to or involving or otherwise affecting Company or Parent that relates to the Transaction or other transactions contemplated by this Agreement; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a material default under a Company Contract; and (v) any change that would be considered reasonably likely to result in a Parent Material Adverse Effect or Company Material Adverse Effect, or is likely to impair in any material respect the ability of either Company or Parent to consummate the transactions contemplated by this Agreement.
5.7 Financial Statements. Within ten business days following the date hereof, Company shall deliver copies of its audited consolidated financial statements (including any related notes thereto) representing the financial results and condition of Company for the year ended December 31, 2009. As promptly as possible following the last day of each fiscal month end after the date hereof until the Effective Time of Merger I, and in any event within twenty (20) days after the end of each such fiscal month end, Company shall deliver to Parent the consolidated balance sheet of Company and the related consolidated statements of income, changes in stockholders’ equity and cash flows of Company for the one-month period then ended and for the period then ended since the date of the Company Balance Sheet (collectively, the “Interim Financial Statements”). The Interim Financial Statements shall be prepared so as to present fairly, in all material respects, the consolidated financial condition, retained earnings, assets and liabilities of Company as of the date thereof, subject to normal year-end adjustments which are not expected to be material in amount. Company shall use its commercially reasonable efforts to assist Parent in the preparation and filing, on the earliest practicable date or dates after the date hereof, of Current Reports on Form 8-K for Parent containing the information required therein, including the audited and unaudited financial statements of Parent required by Rule 3-05 of Regulation S-X of the SEC, and the pro forma financial information with respect to the transactions contemplated by this Agreement to the extent required by Article 11 of Regulation S-X of the SEC. Such financial statements shall present fairly in all material respects the consolidated financial position of Company as of the respective dates thereof and the consolidated results of operations and consolidated cash flows of Company for the periods covered thereby, as applicable.
5.8 Public Announcements. Parent and Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Transaction or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that, on the advice of legal counsel, either party may comply with Legal Requirements, in which case commercially reasonable efforts to consult with the other party will be made prior to such release or public statement. Notwithstanding the foregoing, Parent may comply with any SEC requirements under the Securities Act or Exchange Act which requires any public disclosure, without the consent or review of Company.

5.9 Tax Free Reorganization.
(a) Parent and Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time of Merger I.
(b) Parent and Company will each use its commercially reasonable efforts to cause the Transaction to be treated as a reorganization within the meaning of Section 368 of the Code, and Parent and Company shall each use its commercially reasonable efforts not to, and shall use its commercially reasonable efforts not to permit any of its respective subsidiaries to, take any action that would prevent or impede the Transaction from qualifying within the meaning of Section 368 of the Code.
5.10 Board of Directors and Officers of Parent. Parent shall take all actions necessary to cause the board of directors of Parent, immediately after the Effective Time of Merger II, to consist of the persons listed as directors on Schedule 5.10(a) hereto; provided, however, the parties acknowledge that so long as Parent remains a public reporting company, the nominations by Company and Parent hereunder shall allow Parent to comply with such applicable Legal Requirements. The executive officers of Parent immediately after the Effective Time of Merger II shall be the persons listed on Schedule 5.10(b) hereto.
5.11 Non-Solicitation by Company.
(a) Company shall not and shall not authorize or permit any Representative of Company, directly or indirectly, to, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Company Acquisition Proposal or take any action that could reasonably be expected to lead to any Company Acquisition Proposal, (ii) furnish any information regarding Company to any Person in connection with or in response to any Company Acquisition Proposal or an inquiry or indication of interest that could lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal, (iv) approve, endorse or recommend any Company Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Company Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required Company Stockholder Vote, this Section 5.11(a) shall not prohibit Company from furnishing nonpublic information regarding Company to, or entering into discussions with, any Person in response to a Company Acquisition Proposal that, after consultation with an independent reputable financial advisor and outside legal counsel, Company’s board of directors determines in good faith is, or would reasonably be expected to result in, a Company Superior Offer that is submitted to Company by such Person (and not withdrawn) if (1) neither Company nor any Representative of Company shall have breached or taken any action inconsistent with any of the provisions set forth in this Section 5.11(a) with respect to the foregoing, (2) the board of directors of Company concludes in good faith, after having taken into account the advice of its outside legal counsel, that the failure to take such action would be inconsistent with the Company board of directors’ fiduciary obligations to Company’s stockholders under applicable Legal Requirements, (3) at least two (2) business days prior to furnishing any such information to, or entering into discussions with, such Person, Company gives Parent written notice of the identity of such Person and of Company’s intention to furnish information to, or enter into discussions with, such Person, and Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Company and (4) at least two (2) business days prior to furnishing any such information to such Person, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent). Without limiting the generality of the foregoing, Company acknowledges and agrees that any action inconsistent with of any of the provisions set forth in the preceding sentence by any Representative of Company, whether or not such Representative is purporting to act on behalf of Company, shall be deemed to constitute a breach of this Section 5.11(a) by Company.
(b) Company shall promptly (and in no event later than one (1) business day after receipt of any Company Acquisition Proposal, any inquiry or indication of interest that could lead to any Company Acquisition Proposal or any request for nonpublic information) (i) advise Parent orally and in writing of any Company Acquisition Proposal, any inquiry or indication of interest that could lead to any Company Acquisition Proposal or any request for nonpublic information relating to Company (including the identity of the Person making or submitting such Company Acquisition Proposal, inquiry, indication of interest or request, and the material financial terms thereof) that is made or submitted by any Person during the Pre-Closing Period and (ii) provide Parent a copy of any written Company Acquisition Proposal and a copy of all written materials (including copies of any written materials received via e-mail or other electronic medium) received by Company in connection with such Company Acquisition Proposal. Company shall keep Parent reasonably informed with respect to the status of any such Company Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.
(c) Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Company Acquisition Proposal.
(d) Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which Company is a party or under which Company has any rights, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent. Company also will promptly request each Person that has executed, within twelve (12) months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Company Acquisition Transaction to return all confidential information heretofore furnished to such Person by or on behalf of Company.

5.12 Non-Solicitation by Parent.
(a) Parent shall not and shall not authorize or permit any of its Subsidiaries or any Representative of Parent or its Subsidiaries, directly or indirectly, to, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Parent Acquisition Proposal or take any action that could reasonably be expected to lead to any Parent Acquisition Proposal, (ii) furnish any information regarding Parent or its Subsidiaries to any Person in connection with or in response to any Parent Acquisition Proposal or an inquiry or indication of interest that could lead to any Parent Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Parent Acquisition Proposal, (iv) approve, endorse or recommend any Parent Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Parent Acquisition Transaction; provided, however, that, this Section 5.12(a) shall not prohibit Parent from furnishing nonpublic information regarding Parent and its Subsidiaries to, or entering into discussions with, any Person in response to any Parent Acquisition Proposal that, after consultation with an independent reputable financial advisor outside legal counsel, Parent’s board of directors determines in good faith is, or would reasonably be expected to result in, a Parent Superior Offer that is submitted to Parent by such Person (and not withdrawn) if (1) neither the Parent nor any Representative of Parent (or its Subsidiaries) shall have breached or taken any action inconsistent with any of the provisions set forth in this Section 5.12(a) with respect to the foregoing, (2) the board of directors of Parent concludes in good faith, after having taken into account the advice of its outside legal counsel, that failure to take such action would be inconsistent with the Parent board of directors’ fiduciary obligations to the Parent’s stockholders under applicable Legal Requirements, (3) at least two (2) business days prior to furnishing any such information to, or entering into discussions with, such Person, Parent gives Company written notice of the identity of such Person and of Parent’s intention to furnish information to, or enter into discussions with, such Person, and Parent receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Parent and containing customary “standstill” provisions, and (4) at least two (2) business days prior to furnishing any such information to such Person, Parent furnishes such nonpublic information to Company (to the extent such nonpublic information has not been previously furnished by Parent to Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that any action inconsistent with of any of the provisions set forth in the preceding sentence by any Representative of Parent (or its Subsidiaries), whether or not such Representative is purporting to act on behalf of Parent (or its Subsidiaries), shall be deemed to constitute a breach of this Section 5.12(a) by Parent.
(b) Parent shall promptly (and in no event later than one (1) business day after receipt of any Parent Acquisition Proposal, any inquiry or indication of interest that could lead to any Parent Acquisition Proposal or any request for nonpublic information) (i) advise Company orally and in writing of any Parent Acquisition Proposal, any inquiry or indication of interest that could lead to any Parent Acquisition Proposal or any request for nonpublic information relating to Parent or its Subsidiaries (including the identity of the Person making or submitting such Parent Acquisition Proposal, inquiry, indication of interest or request, and the material financial terms thereof) that is made or submitted by any Person during the Pre-Closing Period and (ii) provide Company a copy of any written Parent Acquisition Proposal and a copy of all written materials (including copies of any written materials received via e-mail or other electronic medium) received by Parent in connection with such Parent Acquisition Proposal. Parent shall keep Company reasonably informed with respect to the status of any such Parent Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c) Parent shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Parent Acquisition Proposal.
(d) Parent agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which Parent (or its Subsidiaries) is a party or under which Parent (or its Subsidiaries) has any rights, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Company. Parent also will promptly request each Person that has executed, within twelve (12) months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Parent Acquisition Transaction to return all confidential information heretofore furnished to such Person by or on behalf of Parent (or its Subsidiaries).
5.13 Company Stockholders’ Agent.
(a) Appointment of Company Stockholders’ Agent. The Company Stockholders’ Agent is hereby appointed, authorized and empowered to be the exclusive proxy, representative, agent and attorney-in-fact of Company stockholders, with full power of substitution, to make all decisions and determinations and to act and execute, deliver and receive all documents, instruments and consents on behalf of and as agent for such stockholder at any time in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of this Agreement, including, without limitation, Article 8 of this Agreement and the Escrow Agreement, and to facilitate the consummation of the transactions contemplated hereby and thereby. By executing this Agreement, the Company Stockholders’ Agent accepts such appointment, authority and power. Without limiting the generality of the foregoing, the Company Stockholders’ Agent shall have the power to take any of the following actions on behalf of Company stockholders: to execute, deliver and perform the Escrow Agreement; to give and receive notices, communications and consents hereunder and under the Escrow Agreement; to negotiate, enter into settlements and compromises of, resolve and comply with orders of courts and awards of arbitrators or other third-party intermediaries with respect to any disputes arising under this Agreement or the Escrow Agreement; and to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Company Stockholders’ Agent, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the activities described in this Section 5.13 and the transactions contemplated hereby or by the Escrow Agreement. Notwithstanding the foregoing or anything herein to the contrary, the Company Stockholders’ Agent shall not have the authority to take any action that would (i) have a disproportionate adverse effect on a particular Company stockholder’s interests or (ii) expand the liability of any Company stockholder.

(b) Authority. The appointment of the Company Stockholders’ Agent by each stockholder is coupled with an interest and may not be revoked in whole or in part (including, without limitation, upon the death or incapacity of any stockholder). Such appointment shall be binding upon the heirs, executors, administrators, estates, personal Representatives, officers, directors, security holders, successors and assigns of each Company stockholder. All decisions of the Company Stockholders’ Agent shall be final and binding on all of Company stockholders, and no stockholder shall have the right to object, dissent, protest or otherwise contest the same. Parent shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the Company Stockholders’ Agent and any document executed by the Company Stockholders’ Agent on behalf of any stockholder and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon absent willful misconduct. The Company Stockholders’ Agent shall not be responsible for any loss suffered by, or liability of any kind to, the stockholders arising out of any act done or omitted by the Company Stockholders’ Agent in connection with the acceptance or administration of the Company Stockholders’ Agent’s duties hereunder, unless such act or omission involves gross negligence or willful misconduct.
(c) Resignation, Death or Incapacity of Company Stockholders’ Agent. The Company Stockholders’ Agent may resign by providing thirty (30) days prior written notice to Parent. Upon the resignation of the Company Stockholders’ Agent, the Company Stockholders’ Agent shall appoint a replacement Company Stockholders’ Agent (who shall be reasonably acceptable to Parent) to serve in accordance with the terms of this Agreement; provided, however, that such appointment shall be subject to such newly-appointed Company Stockholders’ Agent’s notifying Parent in writing of its appointment and appropriate contact information for purposes of this Agreement and the Escrow Agreement, and Parent shall be entitled to rely upon, without independent investigation, the identity of such newly-appointed Company Stockholders’ Agent as set forth in such written notice. Upon the death or incapacity of the Company Stockholders’ Agent, Company stockholders holding at least 50% of the Parent Common Stock payable as consideration to Exchange Stockholders shall elect a replacement Company Stockholders’ Agent (who shall be reasonably acceptable to Parent).
5.14 Section 16 Matters. Subject to the following sentence, prior to the Effective Time of Merger I, Parent and Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. At least thirty (30) days prior to the Closing Date, Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time of Merger I, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock held by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to Merger I; and (b) the number of other derivative securities (if any) with respect to Company Capital Stock held by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with Merger I.

5.15 280G. Company shall use commercially reasonable efforts to obtain and deliver to Parent a waiver agreement in a form reasonably acceptable to Parent (a “280G Waiver”), from each Person who is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) who might otherwise receive or have the right or entitlement to receive a “parachute payment” within the meaning of Section 280G of the Code, unless the requisite Company stockholder approval of those payments and/or benefits is obtained pursuant to Section 280G of the Code.
5.16 Updated Merger Consideration Spreadsheet. At least three business days prior to the Closing, Company shall deliver to Parent a final Merger Consideration Spreadsheet.
5.17 Tax Matters. If applicable, prior to the effectiveness of the Registration Statement: (a) Company shall execute and deliver to Cooley LLP and Latham & Watkins LLP a tax representation letter in a customary form for transactions such as the Transaction in which shares of capital stock are registered on Form S-4 as may be reasonably requested by Cooley LLP or Latham & Watkins LLP; and (b) Parent and the Merger Subs shall execute and deliver to Cooley LLP and Latham & Watkins LLP a tax representation letter in a customary form for transactions such as the Transaction in which shares of capital stock are registered on Form S-4 as may be reasonably requested by Cooley LLP or Latham & Watkins LLP.
ARTICLE 6
CONDITIONS TO THE TRANSACTION
6.1 Conditions to Obligation of Each Party to Effect the Transaction. The respective obligations of each party to effect the Transaction shall be subject to the satisfaction at or prior to the Effective Time of Merger I the following conditions:
(a) Permit; Compliance With §3(a)(10) of the Securities Act; Effectiveness of the Registration Statement. Either
(i) The California Commissioner shall have issued a permit under Section 25121 of the California Corporations Code (following a Fairness Hearing) for the issuance of the Parent Common Stock to be issued in Merger I, and all applicable requirements of Section 3(a)(10) of the Securities Act shall have been satisfied; or
(ii) The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or Company, threatened by the SEC.
(b) No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Transaction shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Transaction that makes consummation of the Transaction illegal.

(c) No Governmental Litigation. There shall not be pending or overtly threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party: (i) challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the Transaction or any of the other transactions contemplated hereunder; (ii) seeking to prohibit or limit in any material respect Parent’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation or the Surviving Entity; (iii) that would reasonably be expected to materially and adversely affect the right or ability of Parent or Company to own any of the material assets or materially limit the operation of the business of Company; (iv) seeking to compel Company, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets or material business as a result of the Transaction or any of the other transactions contemplated hereunder; or (v) relating to the Transaction or the other transactions contemplated hereunder and seeking to impose (or that would reasonably be expected to result in the imposition of) any criminal sanctions or criminal liability on Parent or Company.
(d) Governmental Authorizations. Any Governmental Authorization required to be obtained with respect to the Transaction under any applicable Legal Requirements shall have been obtained and shall remain in full force and effect (other than any such Governmental Authorization under other Legal Requirements, for which the failure to obtain would not result in a Parent Material Adverse Effect or Company Material Adverse Effect).
(e) Blue Sky Laws. The actions set forth on Schedule 6.1(e) (relating to the state securities laws that must be complied with in connection with the Transaction) shall have been complied with and any Consent issued by any Governmental Body related thereto shall be in full force and effect.
(f) Stockholder Approval. Company shall have obtained the Required Company Stockholder Vote.
6.2 Additional Conditions to Obligations of Parent. The obligations of Parent to effect the Transaction are also subject to the following conditions:
(a) Representations and Warranties. The representations and warranties of Company contained in this Agreement (together with the Company Disclosure Schedule) shall be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date); provided, however, that: (i) for purposes of determining the accuracy of such representations and warranties as of the foregoing dates all materiality and Company Material Adverse Effect qualifications limiting the scope of such representations and warranties shall be disregarded; and (ii) any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute a Company Material Adverse Effect.

(b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time of Merger I.
(c) Material Adverse Change. Since the date of this Agreement, there shall have been no Company Material Adverse Effect.
(d) Current Liabilities. Company shall have aggregate Current Liabilities, excluding the current portion of any long-term debt and the principal amount of the Parent Bridge Financing (including any interest thereon), of no more than $3,500,000.
(e) Litigation. There shall not be pending or overtly threatened any Legal Proceeding relating to the Transaction or the other transactions contemplated hereunder and seeking material damages that would reasonably be expected to require Company or Parent (following the consummation of the Transaction) to incur material defense costs or result in a material judgment against Company or payment by Company of a material settlement amount, taking into account the availability of insurance to cover costs of defense and any claims.
(f) Employment Agreement. The amended and restated employment agreement between Patrick Plewman and Company (the “Plewman Agreement”) shall continue to be in full force and effect and Patrick Plewman shall continue to be employed by Company pursuant to the terms thereof.
(g) Closing Deliverables. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:
(i) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Company confirming that the conditions set forth in Sections 6.1(f), 6.2(a) and 6.2(b) have been duly satisfied;
(ii) a certificate executed by the secretary of Company attaching and certifying Company’s current certificate of incorporation, bylaws and certificates of good standing of Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, the incumbency of Company officers and the resolutions of Company’s board of directors and stockholders approving and adopting this Agreement, the Transaction and the other transactions contemplated by this Agreement;
(iii) a statement pursuant to Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h) certifying that interests in the Company are not “United States real property interests”;
(iv) the Escrow Agreement executed by each of the Escrow Agent and the Company Stockholders’ Agent; and
(v) an amendment to the Supply Agreement with BioCheck, Inc., dated April 16, 2003, amended August 23, 2005 and December 1, 2007, executed by Company and BioCheck, Inc. which extends the term of the agreement until April 16, 2013 or a new agreement between Company and BioCheck, Inc. in a form reasonably acceptable to Parent.

6.3 Additional Conditions to Obligations of Company. The obligation of Company to effect the Transaction is also subject to the following conditions:
(a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement (together with the Parent Disclosure Schedule) shall be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date); provided, however, that: (i) for purposes of determining the accuracy of such representations and warranties as of the foregoing dates all materiality and Parent Material Adverse Effect qualifications limiting the scope of such representations and warranties shall be disregarded; and (ii) any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute a Parent Material Adverse Effect.
(b) Agreements and Covenants. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time of Merger I.
(c) Material Adverse Change. Since the date of this Agreement, there shall have been no Parent Material Adverse Effect.
(d) Current Liabilities. Parent shall have aggregate Current Liabilities, including indebtedness, but excluding obligations and deferred rent under Parent’s real property leases, of no more than $400,000.
(e) Litigation. There shall not be pending or overtly threatened any Legal Proceeding relating to the Transaction or the other transactions contemplated hereunder and seeking material damages that would reasonably be expected to require Parent (following the consummation of the Transaction) to incur material defense costs or result in a material judgment against Parent or payment by Parent of a material settlement amount, taking into account the availability of insurance to cover costs of defense and any claims.
(f) Closing Deliverables. Company shall have received the following agreements and documents, each of which shall be in full force and effect:
(i) a certificate executed by the President of Parent confirming that the conditions set forth in Sections 6.3(a) and 6.3(b) have been duly satisfied;
(ii) a certificate executed by the secretary of Parent attaching and certifying Parent’s current certificate of incorporation, bylaws and certificates of good standing of Parent in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, the incumbency of Parent officers and the resolutions of Parent’s board of directors approving and adopting this Agreement, the Transaction and the other transactions contemplated by this Agreement;

(iii) the Escrow Agreement executed by Parent; and
(iv) a guaranty in a form reasonably acceptable to Parent and Company executed by Parent in favor of Patrick Plewman pursuant to which Parent agrees to guaranty the payment of the monetary compensation payable to Mr. Plewman under the Plewman Agreement (it being understood that Parent shall not otherwise guaranty any other obligations or liabilities of Company to Mr. Plewman).
(g) 280G Stockholder Approval.
(i) Company shall have used commercially reasonable efforts to obtain from each Person who is, with respect to Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), and any such 280G Waiver shall be in full force and effect immediately prior to the solicitation of requisite Company.
(ii) With respect to any payments and/or benefits that Company reasonably determines (through an analysis that is reasonably satisfactory to Parent) may constitute “parachute payments” under Section 280G of the Code with respect to any employees who have executed a 280G Waiver, the stockholders of Company shall have (i) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (ii) shall have voted upon and disapproved such parachute payments, and, as a consequence, such parachute payments shall not be paid or provided for in any manner, and Parent and the Merger Subs shall not have any liabilities with respect to such parachute payments.
ARTICLE 7
TERMINATION
7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time of Merger I, notwithstanding approval thereof by the stockholders of Company and Parent:
(a) by mutual written consent duly authorized by the boards of directors of Parent and Company;
(b) by either Parent or Company if the Transaction shall not have been consummated by the End Date (provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Transaction to occur on or before such date);

(c) by either Parent or Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction;
(d) by either Parent or Company, if the required approval of the stockholders of Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the requisite vote upon a vote taken at a meeting of stockholders convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party where the failure to obtain stockholder approval of such party shall have been caused by the action or failure to act of such party in breach of this Agreement);
(e) by Parent or Company, upon a breach of any covenant or agreement on the part of Company or Parent, respectively, set forth in this Agreement, in either case, such that the conditions set forth in Section 6.2(b), or Section 6.3(b), would not be satisfied (a “Terminating Breach”), provided that, if such Terminating Breach is curable prior to the expiration of thirty (30) days from its occurrence (but in no event later than the End Date) by Parent or Company, as the case may be, through the exercise of its commercially reasonable efforts and for so long as Parent or Company, as the case may be, continues to exercise such commercially reasonable efforts, neither Company nor Parent, respectively, may terminate this Agreement under this Section 7.1(e) unless such thirty (30) day period expires without such Terminating Breach having been cured;
(f) by Company, if there shall have occurred any Parent Material Adverse Effect since the date of this Agreement;
(g) by Parent, if there shall have occurred any Company Material Adverse Effect since the date of this Agreement;
(h) by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred; or
(i) by Company if a Parent Triggering Event shall have occurred.
7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its Affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.2, 7.3 and Articles 8 and 9 hereof, and (ii) nothing herein shall relieve any party from liability for any willful breach hereof. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with its terms.

7.3 Expenses; Termination Fees.
(a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Transaction is consummated; provided, however, that:
(i) Pursuant to the provisions of that certain Summary of Terms dated April 12, 2010 by and between Company and Parent (the “Term Sheet”), Parent shall reimburse Company for reasonable out-of-pocket transaction expenses actually incurred by Company prior to the date of this Agreement in connection with the negotiation of this Agreement (the “Reimbursed Expenses”).
(ii) Parent and Company shall share equally all fees and expenses, other than attorneys’ fees, incurred in connection with (A) the filing, printing and mailing of the Information Statement or Registration Statement and any amendments or supplements thereto and (B) the filing of the Permit Application.
(b) If this Agreement is terminated by Parent pursuant to Section 7.1(h), then Company shall pay to Parent, in cash, a nonrefundable fee in the amount of $850,000 (the “Company Break-Up Fee”), with such payment to be made no later than the earlier of: (i) the last day of the 12th full calendar month following the date of such termination or (ii) the consummation of a Company Acquisition Transaction.
(c) If this Agreement is terminated by Company pursuant to Section 7.1(i), then Parent shall pay to Company, in cash, within two (2) business days after the termination of this Agreement, a nonrefundable fee in the amount of $850,000 less the aggregate amount of Reimbursed Expenses (the “Parent Break-Up Fee”).
(d) If this Agreement is terminated by Parent or Company pursuant to Section 7.1(d) and the board of directors of Company determined to effect a Company Acquisition Transaction,, within twelve (12) months following the date this Agreement is terminated, then, Company shall pay Parent the Company Break-Up Fee, within two (2) business days after the consummation of such transaction.
(e) If Company fails to pay when due any amount payable by Company under this Section 7.3, then (i) Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 7.3, and (ii) Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid. If Parent fails to pay when due any amount payable by Parent under this Section 7.3, then (i) Parent shall reimburse Company for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Company of its rights under this Section 7.3, and (ii) Parent shall pay to Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Company in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

ARTICLE 8
INDEMNIFICATION
8.1 Survival of Representations and Warranties. The representations and warranties of Company and Parent set forth in this Agreement and in any certificate, exhibit or schedule hereto shall survive the Closing and expire on the 12 month anniversary of the Closing Date (the “Expiration Date”); provided, however, if Parent delivers to the Company Stockholders’ Agent, before expiration of a representation or warranty, a claim notice pursuant to Section 8.4 based upon a breach of or inaccuracy in such representation or warranty, then the applicable representation or warranty shall survive until the resolution of any claims arising from or related to the matter covered by such notice. Subject to the disclosures contained in the Company Disclosure Schedule, the representations and warranties made by Company, and the covenants and obligations of Company, and the rights and remedies that may be exercised by the Parent Indemnified Persons, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Parent Indemnified Persons’ officers, directors, stockholders, employees, agents or Affiliates. The agreements, covenants and other obligations of Company and Parent set forth in this Agreement and in any certificate, exhibit or schedule hereto shall survive the Closing and the Effective Time of Merger II in accordance with their respective terms.
8.2 Indemnification and Escrow Fund. At the Closing, Parent shall, on behalf of the Indemnifying Persons, transfer to Deutsche Bank (“Escrow Agent”) the number of shares of Parent Common Stock equal to ten percent (10%) (rounded down to the nearest whole share) of the Closing Company Parent Share Number (the “Escrow Fund”), which shares shall be held the Escrow Agent under the terms set forth in an Escrow Agreement (substantially in the form of Exhibit F hereto) among the Parent, the Company Stockholders’ Agent and the Escrow Agent (“Escrow Agreement”) and shall be available to indemnify the Parent Indemnified Persons pursuant to the indemnification provisions set forth in this Article 8. Subject to Section 8.3, the Indemnifying Persons shall indemnify the Parent Indemnified Persons from and against any and all Losses paid, incurred, sustained or accrued by Parent, the Surviving Corporation, the Surviving Entity, or any other Parent Indemnified Person arising from or in connection with any of the matters set forth in clauses (a) through (d) below, and, subject to Section 8.1 and 8.3, the Indemnifying Persons shall indemnify Parent, the Surviving Corporation, the Surviving Entity and the other Parent Indemnified Persons for and in respect of, and hold each of them harmless from and against, any and all such Losses:
(a) any breach of or inaccuracy in any representation or warranty of Company contained (i) in this Agreement, either when made as of the date of this Agreement or immediately prior to the Effective Time of Merger I as though made immediately prior to the Effective Time of Merger I (except for such representations that speak only as of a particular time, which need only be accurate as of such time) or (ii) in any certificate delivered by Company to Parent pursuant to this Agreement;

(b) any breach or nonperformance by Company of or noncompliance by Company with any covenant, agreement or other obligation of Company set forth in or arising under this Agreement;
(c) any payment to a stockholder or former stockholder of Company in settlement or satisfaction of a claim or threatened claim under the appraisal rights provisions of the Delaware General Corporation Law exceeding the amount that such holder is entitled to receive pursuant to Section 1.6(a) of this Agreement (including the costs of defense of any such claim); and
(d) any legal proceeding relating to clauses (a) through (c) above.
8.3 Limitations on Indemnification. Notwithstanding the foregoing, the right to indemnification under this Article 8 shall be subject to the following terms:
(a) Except in the case of actual fraud involving a knowing and intentional misrepresentation of a fact material to the transactions contemplated by this Agreement made with the intent of inducing any other party hereto to enter into this Agreement and upon which such other party has relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory) under applicable tort laws, (i) no indemnification arising from Section 8.2(a) shall be payable unless and until the amount of all claims for indemnification arising from Section 8.2(a) exceed $250,000 (the “General Deductible”) in the aggregate, whereupon indemnification arising from Section 8.2(a) shall be payable for all amounts in excess of the General Deductible and (ii) no indemnification arising from Section 8.2(c) shall be payable unless and until the amount of all claims for indemnification arising from Section 8.2(c) exceed $250,000 (the “Appraisal Deductible”) in the aggregate, whereupon indemnification arising from Section 8.2(c) shall be payable for all amounts in excess of the Appraisal Deductible.
(b) No indemnification shall be payable pursuant to Section 8.2 for claims asserted other than as set forth in Section 8.4.
(c) Except in the case of actual fraud involving a knowing and intentional misrepresentation of a fact material to the transactions contemplated by this Agreement made with the intent of inducing any other party hereto to enter into this Agreement and upon which such other party has relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory) under applicable tort laws, the Escrow Fund shall be the exclusive means for Parent Indemnitees to collect any Losses under this Agreement.

(d) In the case of actual fraud involving a knowing and intentional misrepresentation of a fact material to the transactions contemplated by this Agreement made with the intent of inducing any other party hereto to enter into this Agreement and upon which such other party has relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory) under applicable tort laws, the following provisions shall apply:
(i) the Parent Indemnified Persons shall have recourse to the Escrow Fund with respect to any Losses which arise from or as a result of, or are connected with, such actual fraud (irrespective of the Person who actually participated in or had knowledge of such fraudulent or intentional misrepresentation); and
(ii) in addition to the rights and remedies referred to in clause “(i)” of this sentence, with respect to any Exchange Stockholder who knowingly participated in or had actual knowledge of such actual fraud, there shall be no limit on such Exchange Stockholder’s liability for such actual fraud.
8.4 Procedure for Recovery from Escrow Fund. The Parent Indemnified Persons and the Company Stockholders’ Agent, on behalf of the Indemnifying Persons, shall follow the procedures set forth in the Escrow Agreement in order to recover Losses from the Escrow Fund.
8.5 Defense of Third Party Claims.
(a) In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Merger Subs or Company, against Parent or against any other Person) with respect to which any Indemnifying Person may become obligated to indemnify any Parent Indemnified Person pursuant to Section 8, Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own with counsel reasonably satisfactory to the Company Stockholders’ Agent. If Parent so proceeds with the defense of any such claim or Legal Proceeding:
(i) subject to the other provisions of Section 8, all reasonable expenses relating to the defense of such claim or Legal Proceeding shall be borne and paid exclusively by the Escrow Fund; and
(ii) Parent shall have the right to settle, adjust or compromise such claim or Legal Proceeding.
(b) Parent shall give the Company Stockholders’ Agent prompt notice of the commencement of any such Legal Proceeding against Parent, the Merger Subs or Company; provided, however, that any failure on the part of Parent to so notify the Company Stockholders’ Agent shall not limit any of the obligations of the Indemnifying Persons under Section 8 (except to the extent such failure materially prejudices the defense of such Legal Proceeding). If Parent does not elect to proceed with the defense of any such claim or Legal Proceeding, the Company Stockholders’ Agent may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Parent; provided, however, that the Company Stockholders’ Agent may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Parent (which consent may not be unreasonably withheld, conditioned or delayed).

8.6 Indemnification Claims.
(a) In order to seek indemnification under this Section 8, a Parent Indemnified Person shall deliver, in good faith, a written demand (an “Indemnification Demand”) to the Company Stockholders’ Agent which contains (i) a description and the amount (the “Asserted Damages Amount”) of any Losses incurred or reasonably expected to be incurred by the Parent Indemnified Person, (ii) a statement that the Parent Indemnified Person is entitled to indemnification under this Section 8 for such Losses and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Losses. Parent shall also deliver a copy of the Indemnification Demand to the Escrow Agent contemporaneously with its delivery to the Company Stockholders’ Agent. For all purposes of this Section 8.6(a), the Company Stockholders’ Agent shall be entitled to deliver Indemnification Demands to Parent on behalf of the Indemnifying Persons.
(b) Within twenty (20) days after delivery of an Indemnification Demand to the Company Stockholders’ Agent, the Company Stockholders’ Agent shall deliver to the Parent Indemnified Person a written response (the “Response”) in which the party providing the Response shall: (i) agree that the Parent Indemnified Person is entitled to receive all of the Asserted Damages Amount (in which case, the Company Stockholders’ Agent and Parent shall deliver to the Escrow Agent, within three (3) days following the delivery of the Response, a written notice executed by both such parties instructing the Escrow Agent to distribute to Parent such number of shares of Parent Common Stock held in the Escrow Fund as have an aggregate Charter Value equal to the Asserted Damages Amount); (ii) agree that the Parent Indemnified Person is entitled to receive part, but not all, of the Asserted Damages Amount (such portion, the “Agreed Portion”) (in which case, the Company Stockholders’ Agent and Parent shall deliver to the Escrow Agent, within three (3) days following the delivery of the Response, a written notice executed by both such parties instructing the Escrow Agent to distribute to Parent such number of shares of Parent Common Stock held in the Escrow Fund as have an aggregate Charter Value equal to the Amount of the Agreed Portion); or (iii) dispute that the Parent Indemnified Person is entitled to receive any of the Asserted Damages Amount.
(c) In the event that the Company Stockholders’ Agent shall (i) dispute that the Parent Indemnified Person is entitled to receive any of the Asserted Damages Amount, or (ii) agree that the Parent Indemnified Person is entitled to only the Agreed Portion of the Asserted Damages Amount, the Company Stockholders’ Agent and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of the indemnification claims that comprise the Asserted Damages Amount (or the portion of the Asserted Damages Amount not comprising the Agreed Portion). If the Company Stockholders’ Agent and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both such parties and, in the case of a demand for recovery from the Escrow Fund, shall be furnished to the Escrow Agent. If no such agreement can be reached after good faith negotiation within sixty (60) days after delivery of a Response, either Parent or the Company Stockholders’ Agent may demand arbitration of any matter set forth in the applicable Indemnification Demand. The matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Parent and the Company Stockholders’ Agent. In the event that, within thirty (30) days after submission of any dispute to arbitration, Parent and the Company Stockholders’ Agent cannot mutually agree on one arbitrator, then the parties shall arrange for the American Arbitration Association to designate a single arbitrator in accordance with the rules of the American Arbitration Association.

(d) Any such arbitration shall be held in San Francisco, California, under the rules and procedures then in effect of the American Arbitration Association. The arbitrator shall determine how all expenses relating to the arbitration shall be paid, including the respective expenses of each party, the fees of the arbitrator and the administrative fee of the American Arbitration Association. The arbitrator shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing Parent and the Company Stockholders’ Agent an opportunity, adequate in the sole judgment of the arbitrator to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrator determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator as to the validity and amount of any indemnification claim in such Indemnification Demand shall be subject to the limitations set forth in this Agreement and final, binding and conclusive upon the parties. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator. All payments required by the arbitrator shall be made within thirty (30) days after the decision of the arbitrator is rendered. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction. The reasonable fees, expenses and costs of Parent associated with the arbitration process shall be considered “Losses” for purposes of this Agreement (subject to the exceptions and the proviso in the definition thereof).
ARTICLE 9
GENERAL PROVISIONS
9.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally, three (3) days after being sent by registered or certified mail (postage prepaid, return receipt requested), one day after dispatch by recognized overnight courier (provided delivery is confirmed by the carrier) and upon transmission by facsimile or electronic (i.e., PDF) transmission, confirmed received, to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address):
(a)	If to Parent:
VaxGen, Inc.
379 Oyster Point Boulevard, Suite 10
South San Francisco, CA 94080
Attn: James Panek
E-Mail: jpanek@vaxgen.com
Facsimile: (650) 624-4785

With a copy to:
Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304
Attn.: Laura Berezin
E-Mail: lberezin@cooley.com
Facsimile: (650) 849-7400
and
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
Attn.: Barbara L. Borden
Facsimile: (858) 550-6420
(b)	If to Company:
diaDexus, Inc.
343 Oyster Point Boulevard
South San Francisco, CA 94080
Attn: President and Chief Executive Officer
E-Mail: PPlewman@diadexus.com
Facsimile: (650) 246-6499
With a copy to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Attn: Robert Koenig
E-Mail: robert.koenig@lw.com
Facsimile: (650) 463-2600

(c)	If to Company Stockholders’ Agent:
John E. Hamer
c/o Burrill & Company
One Embarcadero center, Suite 2700
San Francisco CA 94111-3776
E-Mail: jhamer@b-c.com
Facsimile: (415)591-5401
With a copy to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Attn: Robert Koenig
E-Mail: robert.koenig@lw.com
Facsimile: (650) 463-2600
9.2 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors or managers, as applicable, at any time prior to the Effective Time of Merger I; provided, however, that, after approval of the Transaction by the stockholders of Company, no amendment may be made which by Legal Requirements requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
9.3 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
9.5 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.
9.6 Assignment. No party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto.

9.7 Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, expressed or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.5 (which is intended to be for the benefit of the parties indemnified thereby and may be enforced by such parties).
9.8 Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. At any time prior to the Effective Time of Merger I, any party hereto may, with respect to any other party hereto, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound.
9.9 Remedies Cumulative. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.
9.10 Governing Law; Jurisdiction; Specific Performance. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the Northern District of California; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Northern District of California; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.1. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.
9.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts and by facsimile or electronic (i.e, PDF) transmission, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.12 Attorney Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
9.13 Cooperation. Each party hereto agrees to cooperate fully with the other parties hereto and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties hereto to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.
9.14 Construction.
(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.
(e) The term “knowledge of Company”, and all variations thereof, shall mean the actual knowledge of the persons set forth on Schedule 9.14(e)(i) after reasonable inquiry; provided however, that with respect to matters in Section 2.9 (other than with respect to Section 2.9(e)), “knowledge of Company” means the actual knowledge of the person set forth on Schedule 9.14(e)(ii) for each such section without the further qualification, obligation or inquiry or imputation of knowledge. The term “knowledge of the Parent”, and all variations thereof, shall mean the actual knowledge of the persons set forth on Schedule 9.14(e)(iii) after reasonable inquiry; provided however, that with respect to matters in Section 3.9, “knowledge of Parent” means the actual knowledge of such persons for each such section without the further qualification, obligation or inquiry or imputation of knowledge. For purposes of this Section 9.14(e), “reasonable inquiry” by any individual shall be deemed to mean obtaining actual knowledge of the following: (i) each fact, circumstance, event or other matter that is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such individual, (ii) each fact, circumstance, event or other matter that is reflected in one or more documents (whether written or electronic) contained in books and records of such person that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such individual in the customary performance of such duties and responsibilities, and (iii) knowledge that could be obtained from reasonable inquiry of an individual’s direct reports.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed as of the date first written above.

VAXGEN, INC.
By:	/s/ James P. Panek
	Name:	James P. Panek
	Title:	President

VIOLET ACQUISITION CORPORATION
By:	/s/ James P. Panek
	Name:	James P. Panek
	Title:	President

VIOLET ACQUISITION LLC
By:	VaxGen, Inc.
Its: Sole Member

By:	/s/ James P. Panek
	Name:	James P. Panek
	Title:	President
[Signature Page to Agreement and Plan of Merger and Reorganization]

DIADEXUS, INC.
By:	/s/ Patrick Plewman
Patrick Plewman
President & Chief Executive Officer
[Signature Page to Agreement and Plan of Merger and Reorganization]

John E. Hamer, P.h.D., as Company Stockholders’ Agent
/s/ John E. Hamer
[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of this Agreement (including this Exhibit A):
“Affiliates” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.
“Charter Value” shall mean an amount equal to the average closing bid or sale price of the Parent Common Stock over the 30 day period ending 3 business days prior to the Closing.
“Closing Company Exchanged Stock Share Number” shall mean the Closing Company Parent Share Number minus the Retention Bonus Shares.
“Closing Company Parent Share Number” shall mean the product of (1) the Company Ownership Percentage divided by the Parent Ownership Percentage, multiplied by (b) the Closing Parent Share Number (rounded down to the nearest whole share).
“Closing Company Share Number” shall mean the sum of the number of shares of Exchanged Stock outstanding immediately prior to the Effective Time of Merger I.
“Closing Parent Share Number” shall mean the sum of the number of shares of Parent Common Stock outstanding immediately prior to the Effective Time of Merger I.
“Company Acquisition Proposal” shall mean any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any Company Acquisition Transaction.
“Company Acquisition Transaction” shall mean any transaction or series of transactions involving:
(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Company is a constituent corporation, (ii) in which a Person directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Company, or (iii) in which Company issues securities representing more than 20% of the outstanding securities of any class of voting securities of Company (other than as contemplated under this Agreement);
(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Company; or
(c) any liquidation or dissolution of Company.

“Company Bridge Financing” shall mean the loan of $1,500,000 to the Company by certain of the Company’s existing stockholders pursuant to the terms and conditions of that certain Note Purchase Agreement.
“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.
“Company Common Stock” shall mean the Common Stock, $0.01 par value per share, of Company.
“Company Disclosure Schedule” shall mean the written disclosure schedule delivered by Company to Parent, which shall be arranged in sections corresponding to the representations and warranties set forth in Article 2; provided, however, the information and disclosures contained in one section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other sections of the Company Disclosure Schedule as though fully set forth in such other section of the Company Disclosure Schedule (whether or not specific cross-references are made) where it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another representation and warranty.
“Company IP Rights” means all IP Rights owned solely or co-owned by Company or in which Company has any right, title or interest.
“Company Lock-Up Agreement Signatories” shall mean: (a) each officer and director of Company; and (b) each stockholder of Company holding at least 10% of the outstanding shares of Company Capital Stock.
“Company Material Adverse Effect” shall mean any Effect that, considered together with all other Effects, is or would reasonably be expected to be or result in a material adverse effect on: (a) the business, financial condition or results of operations of Company taken as a whole; provided, however, that, in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred, a Company Material Adverse Effect: (i) conditions generally affecting the industries in which Company participates or the U.S. or global economy as a whole, to the extent that such conditions do not have a disproportionate impact on Company, taken as a whole; (ii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on Company, taken as a whole; (iii) changes in GAAP (or any interpretations of GAAP) applicable to Company; or (iv) loss of employees, suppliers or customers (including customer orders or contracts) resulting directly from the announcement or pendency of this Agreement or the transactions contemplated hereunder; or (b) the ability of Company to consummate the Transaction or any of the other transactions contemplated hereunder or to perform any of its covenants or obligations under this Agreement; or (c) Parent’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation or the Surviving Entity or to exercise its rights under this Agreement.

“Company Option” shall mean an option to purchase shares of Company Common Stock.
“Company Option Plans” shall mean the Company 2000 Equity Incentive Plan the Company 2010 Equity Incentive Plan, in each case, as amended through the date of this Agreement.
“Company Ownership Percentage” shall mean 38.49 if the Parent Bridge Financing is equal to $4,000,000 or less. If the Parent Bridge Financing exceeds $4,000,000 then the Company Ownership Percentage shall be reduced by an amount equal to 0.000001915 for every dollar the Parent Bridge Financing exceeds $4,000,000.
“Company Preferred Stock” shall mean the Preferred Stock, $0.01 par value per share, of Company.
“Company Privacy Policy” shall mean each external or internal, past or present privacy policy of Company, including any policy relating to (a) the privacy of users of the Company Products or of any Company Website, (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data, and (c) any employee information.
“Company Product” shall mean any product or service designed, developed, manufactured, marketed, distributed, licensed, or sold at any time by Company.
“Company Series A Preferred Stock” shall mean the Series A Preferred Stock, $0.01 par value per share, of Company.
“Company Series B Preferred Stock” shall mean the Series B Preferred Stock, $0.01 par value per share, of Company.
“Company Series C Preferred Stock” shall mean the Series C Preferred Stock, $0.01 par value per share, of Company.
“Company Series D Preferred Stock” shall mean the Series D Preferred Stock, $0.01 par value per share, of Company.
“Company Series E Preferred Stock” shall mean the Series E Preferred Stock, $0.01 par value per share, of Company.
“Company Series F Preferred Stock” shall mean the Series F Preferred Stock, $0.01 par value per share, of Company.
“Company Superior Offer” shall mean a bona fide written Company Acquisition Proposal made by a third party for Company, that is determined by the board of directors of Company, in its good faith judgment, after consulting with an independent reputable financial advisor and outside legal counsel, and after taking into account all legal, regulatory, financial and other aspects of the proposal, including the likelihood and anticipated timing of consummation, to be more favorable from a financial point of view to Company’s stockholders than the Transaction and is reasonably capable of being completed; provided, however, that for purposes of this definition of “Company Superior Offer,” the defined term “Company Acquisition Proposal” shall have the meaning assigned to such term herein, except that all references to “20%” contained in the definition of “Company Acquisition Transaction” when it is used in the definition of Company Acquisition Proposal shall be deemed to be a reference to “50%.”

A “Company Triggering Event” shall be deemed to have occurred if: (a) the board of directors of Company shall have failed to recommend that Company’s stockholders vote to adopt this Agreement, or shall have withdrawn or shall have modified in a manner adverse to Parent the Company Board Recommendation; (b) Company shall have failed to include in the Information Statement the Company Board Recommendation; (c) the board of directors of Company shall have approved, endorsed or recommended any Company Acquisition Proposal, including, without limitation, a Company Superior Offer; (d) Company shall have entered into any letter of intent or similar document or any other agreement relating to any Company Acquisition Proposal; (e) a tender or exchange offer relating to securities of Company shall have been commenced and Company shall not have sent to its securityholders, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that Company recommends rejection of such tender or exchange offer; (f) a Company Acquisition Proposal shall have been publicly announced, and Company shall have failed to issue a press release announcing its opposition to such Company Acquisition Proposal within ten (10) business days after such Company Acquisition Proposal is announced; (g) the board of directors of Company shall have approved a plan of liquidation, bankruptcy or other dissolution; (h) Company shall have materially breached its obligations under Section 5.11; or (i) Company shall have breached its obligations under Section 5.2(a).
“Company Voting Agreement Signatories” shall mean: (a) Scale Venture Partners and its Affiliates; (b) Baker Brothers and its Affiliates; and (c) each of the directors and officers of Company, each to the extent the same holds Company Capital Stock as of the date of this Agreement.
“Company Website” shall mean any public or private website owned, maintained, or operated at any time by or on behalf of Company.
“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Copyrights” shall mean all copyrightable works and copyrighted works, registered or unregistered, published or unpublished, including without limitation databases and other compilations of information, and all categories of works eligible for protection under U.S. and international copyright law, including rights of authorship, exclusive ownership, of attribution and integrity, and include exclusive rights to use, copy, publish, reproduce, distribute, perform, display, sell, assign, adapt, create derivative works, import, export, and transmit, as well as exclusive rights to register, seek registration and obtain renewals and extensions of registrations, together with all other rights and interests under U.S. and international copyright law.

“Current Liabilities” shall mean liabilities of Company or Parent, as applicable, that are to be settled in cash within a twelve month period; provided, however, “Current Liabilities” shall not include any fees or expenses related to events that relate to or result from the pendency or consummation of the transactions contemplated hereunder, including, without limitation, fees, expenses and other charges of any legal counsel, financial advisors, accountants and other third party professionals, or any financial printers, incurred by Parent or Company, as applicable, (or for which such Person is otherwise responsible) in connection with this Agreement, the Transaction and/or the transactions contemplated hereunder.
“Customer Offerings” shall mean (a) the products that Company (i) currently develops, manufactures, markets, distributes, makes available, sells or licenses commercially to third parties, or (ii) has developed, manufactured, marketed, distributed, made available, sold or licensed to third parties within the previous four (4) years and (b) the services that Company (i) currently provides or makes available to third parties, or (ii) has provided or made available to third parties within the previous four (4) years.
“Effect” shall mean any effect, change, event or circumstance.
“End Date” shall mean the date that is six (6) months after the date of this Agreement.
“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
“Exchange Act” shall mean the Securities Exchange of 1934, as amended.
“Exchange Stockholders” shall mean the holders of Company Series F Preferred Stock issued and outstanding immediately prior to the Effective Time of Merger I.
“Exchanged Stock” shall mean the Company Series F Preferred Stock.
“FDA” shall mean the U.S. Food and Drug Administration.
“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any agreement, arrangement, understanding or contract with any Governmental Body.
“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, regulatory agency, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

“Indemnifying Persons” shall mean the holders of Series F Preferred Stock and certain of the Retention Bonus Plan Participants, as identified in the Merger Consideration Spreadsheet, that are entitled to Parent Common Stock pursuant to Section 1.6 of this Agreement, to the extent the same constitutes the Escrow Fund, and, to the extent applicable, their respective successors, assigns, heirs and legal representatives and estate.
“IP Rights” shall mean any and all of the following in any country or region: (a) Copyrights, Patent Rights, Trademark Rights, moral rights, trade secrets, technology licenses, know-how, and other intellectual property rights; and (b) the right (whether at law, in equity, by contract or otherwise) to enjoy or otherwise exploit any of the foregoing, including the right to sue for and seek remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the Legal Requirements of any jurisdiction worldwide.
“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
“Losses” shall mean any and all losses, claims, shortages, damages, liabilities, expenses (including reasonable attorney and accountant fees), assessments, Taxes (including interest or penalties thereon) sustained, suffered or incurred by any Parent Indemnified Person; provided, however, that any adverse effect on the price of Parent Common Stock shall not be used as a measurement of the amount of any Losses.
“Material Company IP Rights” shall mean all Company IP Rights other than those which, individually or in the aggregate, are immaterial to the conduct of the current Company business; provided, however, that all Company IP Rights that relate directly to the Company Products shall constitute Material Company IP Rights.
“Material Parent IP Rights” shall mean all Parent IP Rights other than those which, individually or in the aggregate, are immaterial to the conduct of the current Parent business.
“Merger Sub I Common Stock” shall mean the Common Stock, $0.001 par value per share, of the Merger Sub I.
“Not Substantially Equivalent Letter” shall mean a letter from the FDA stating that a device is not substantially equivalent to a predicate and may not be legally marketed in the United States.
“Order” shall mean any order, writ, injunction, judgment or decree.

“Parent Acquisition Proposal” shall mean any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any Parent Acquisition Transaction.
“Parent Acquisition Transaction” shall mean any transaction or series of transactions involving:
(d) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Parent (or its Subsidiaries) is a constituent corporation, (ii) in which a Person directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Parent (or its Subsidiaries), or (iii) in which Parent (or its Subsidiaries) issues securities representing more than 20% of the outstanding securities of any class of voting securities of Parent (other than as contemplated under this Agreement);
(e) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Parent (or its Subsidiaries); or
(f) any liquidation or dissolution of any of Parent (or its Subsidiaries).
“Parent Disclosure Schedule” shall mean the written disclosure schedule delivered by Parent to Company, which shall be arranged in sections corresponding to the representations and warranties set forth in Article 3; provided, however, the information and disclosures contained in one section of the Parent Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other sections of the Parent Disclosure Schedule as though fully set forth in such other section of the Parent Disclosure Schedule (whether or not specific cross-references are made) where it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another representation and warranty.
“Parent Bridge Financing” shall mean the loan of up to $6,000,000 to the Company by Parent pursuant to the terms and conditions of that certain Loan Agreement by and between Company and Parent dated as of May 28, 2010.
“Parent Indemnified Person” shall mean and include, Parent, Parent’s Affiliates and Subsidiaries (including, without limitation, after the Effective Time of Merger I, the Surviving Corporation, and, after the Effective Time of Merger II, the Surviving Entity) and each of their respective successors and assigns, and the respective officers and directors of each of the foregoing Persons.
“Parent IP Rights” means all IP Rights owned solely or co-owned by Parent or in which Parent has any right, title or interest.

“Parent Material Adverse Effect” shall mean any Effect that, considered together with all other Effects, is or would reasonably be expected to be or result in a material adverse effect on: (a) the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that, in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred, a Parent Material Adverse Effect: (i) conditions generally affecting the industries in which Parent participates or the U.S. or global economy as a whole, to the extent that such conditions do not have a disproportionate impact on Parent and its Subsidiaries, taken as a whole; (ii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on Parent and its Subsidiaries, taken as a whole; (iii) changes in the trading price or trading volume of Parent Common Stock (it being understood, however, that, except as otherwise provided in clauses “(i),” “(ii),” “(iv),” “(v)” or “(vi)” of this sentence, any Effect giving rise to or contributing to such changes in the trading price or trading volume of Parent Common Stock may give rise to a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iv) changes in GAAP (or any interpretations of GAAP) applicable to Parent or any of its Subsidiaries; or (v) loss of employees, suppliers or customers (including customer orders or contracts) resulting directly from the announcement or pendency of this Agreement or the transactions contemplated hereunder; or (b) the ability of Parent or the Merger Subs to consummate the Transaction or any of the other transactions contemplated hereunder or to perform any of its covenants or obligations under this Agreement.
“Parent Option Plans” shall mean (a) Parent’s 1996 Stock Option Plan, as amended and (b) Parent’s 1998 Director Stock Option Plan, as amended.
“Parent Ownership Percentage” shall be equal to one hundred minus the Company Ownership Percentage.
“Parent SEC Documents” shall mean each report, registration statement and definitive proxy statement filed by Parent with the SEC since January 1, 2008.
“Parent Superior Offer” shall mean a bona fide written Parent Acquisition Proposal made by a third party for Parent, that is determined by the board of directors of Parent, in its good faith judgment, after consulting with an independent reputable financial advisor and outside legal counsel, and after taking into account all legal, regulatory, financial and other aspects of the proposal, including the likelihood and anticipated timing of consummation, to be more favorable from a financial point of view to Parent’s stockholders than the Transaction and is reasonably capable of being completed; provided, however, that for purposes of this definition of “Parent Superior Offer,” the defined term “Parent Acquisition Proposal” shall have the meaning assigned to such term herein, except that all references to “20%” contained in the definition of “Parent Acquisition Transaction” when it is used in the definition of Parent Acquisition Proposal shall be deemed to be a reference to “50%.”

A “Parent Triggering Event” shall be deemed to have occurred if: (a) the board of directors of Parent shall have approved, endorsed or recommended any Parent Acquisition Proposal, including, without limitation, a Parent Superior Offer; (b) Parent shall have entered into any letter of intent or similar document or any other agreement relating to any Parent Acquisition Proposal; (c) a tender or exchange offer relating to securities of Parent shall have been commenced and Parent shall not have sent to its securityholders, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that Parent recommends rejection of such tender or exchange offer; (d) a Parent Acquisition Proposal shall have been publicly announced, and Parent shall have failed to issue a press release announcing its opposition to such Parent Acquisition Proposal within ten (10) business days after such Parent Acquisition Proposal is announced; (e) the board of directors of Parent shall have approved a plan of liquidation, bankruptcy or other dissolution; or (f) Parent shall have materially breached its obligations under Section 5.12.
“Patent Rights” shall mean all issued patents, pending patent applications and abandoned patents and patent applications provided that they can be revived (which for purposes of this Agreement shall include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.
“Person” shall mean any person, Entity, Governmental Body, or group (as defined in Section 13(d)(3) of the Exchange Act).
“Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.
“Product Liability Claims” shall mean any actual or alleged liability for death or injury to person or property as a result of any actual or alleged defect in any product, any actual or alleged warranty, recall or similar liability for any product, or any statutory liability or any liability assessed with respect to any failure to warn arising out of and product.
“Product Registration” shall mean permission from FDA or an analogous governmental authority allowing a medical device to be lawfully distributed for clinical studies or for commercial use in a country, including establishment registration and device listing with FDA, investigational device exemptions, premarket notification clearances and premarket approvals in the United States, and those submissions, reports, registrations, listings, markings and other filings with any governmental entities analogous to FDA that are necessary to allow a medical device to be lawfully distributed for clinical studies or commercial use in a country.
A party’s “Representatives” shall include each Person that is or becomes (a) a Subsidiary or other Affiliate of such party or (b) an officer, director, employee, partner, attorney, advisor, accountant, agent or representative of such party or of any such party’s Subsidiaries or other Affiliates.
“Retention Bonus Shares” shall mean 8% of the Closing Company Parent Share Number (rounded down to the nearest whole share).

An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.
“SEC” shall mean the United States Securities Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Series F Exchange Ratio” shall mean (a) the Closing Company Exchanged Stock Share Number, divided by (b) the Closing Company Share Number.
“Substantially Equivalent Letter” shall mean a letter from the FDA stating that a device is substantially equivalent to a predicate and may be legally marketed in the United States.
“Tax” and “Taxes” shall mean all income, profits, gross receipts, environmental, customs duty, capital stock, sales, use, occupancy, value added, ad valorem, stamp, franchise, withholding, payroll, employment, unemployment, disability, excise, property, production and other taxes, duties or assessments of any nature imposed by any Governmental Body (whether national, local, municipal or otherwise) or political subdivision thereof, together with all interest, penalties and additions imposed with respect to such Taxes and any interest in respect of such penalties or additions.
“Trademark Rights” shall mean all trademarks, registered trademarks, applications for registration of trademarks, trade dress, logos, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, corporate names, business identifiers, registered or unregistered, domain names, website addresses, and intranet sites together with all translations, transliterations, adaptions, derivations, and combinations thereof; and including goodwill associated therewith and all intent to use any of the foregoing if not registered or subject to a pending application.
“User Data” shall mean any Personal Data or other data or information collected by or on behalf of Company from users of the Company Products or of any Company Website.
Additionally, the following terms have the meanings assigned to such terms in the Sections of this Agreement set forth below opposite such term:

Defined Word	Section of Agreement
“280G Waiver”	Section 5.15
“Agreed Portion”	Section 8.6(b)
“Agreement”	Preamble
“Appraisal Deductible”	Section 8.3(a)
“Asserted Damages Amount”	Section 8.6(a)
“California Commissioner”	Section 2.4(b)
“Certificate of Merger I”	Section 1.2
“Certificate of Merger II”	Section 1.2

“Certifications”	Section 3.6(a)
“Closing”	Section 1.1(c)
“Closing Date”	Section 1.1(c)
“COBRA”	Section 2.13(b)
“Code”	Section 1.8(e)
“Company”	Preamble
“Company Balance Sheet”	Section 2.6(a)
“Company Board Recommendation”	Section 5.1(a)
“Company Break-Up Fee”	Section 7.3(b)
“Company Contract”	Section 2.17
“Company Databases”	Section 2.9(k)
“Company Employee Plans”	Section 2.13(a)
“Company Environmental Permits”	Section 2.15(c)
“Company Financials”	Section 2.6(a)
“Company Intervening Event”	Section 5.2(a)(ii)(B)
“Company Permits”	Section 2.10(b)
“Company Stock Certificate”	Section 1.9
“Company Stockholders’ Agent”	Preamble
“Company Voting Agreements”	Recitals
“Confidentiality Agreement”	Section 5.3
“Delaware Law”	Recitals
“Dissenting Shares”	Section 1.7
“DLLCA”	Recitals
“Effective Time of Merger I”	Section 1.2
“Effective Time of Merger II”	Section 1.2
“EIRs”	Section 2.10(c)
“ERISA”	Section 2.13(a)
“ERISA Affiliate”	Section 2.13(a)
“Escrow Agent”	Section 8.2
“Escrow Agreement”	Section 8.2
“Escrow Fund”	Section 8.2
“Exchange Agent”	Section 1.8(a)
“Exchange Fund”	Section 1.8(a)
“Expiration Date”	Section 8.1
“Fairness Approval”	Section 5.1(b)
“Fairness Hearing”	Section 5.1(b)
“FFDCA”	Section 2.10(c)
“GAAP”	Section 2.6(a)
“General Deductible”	Section 8.3(a)
“Hazardous Material”	Section 2.15(a)
“Hazardous Material Activities”	Section 2.15(b)
“HIPAA”	Section 2.13(f)
“HMO”	Section 2.13(k)
“Indemnification Demand”	Section 8.6(a)
“Information Statement”	Section 5.1(a)
“Insurance Policies”	Section 2.23(a)
“Interim Financial Statements”	Section 5.7
“knowledge of Company”	Section 9.14(e)
“knowledge of Parent”	Section 9.14(e)

“Lock-Up Agreements”	Recitals
“Merger I”	Recitals
“Merger II”	Recitals
“Merger Consideration Spreadsheet”	Section 2.2
“Merger Sub I”	Preamble
“Merger Sub II”	Preamble
“Merger Subs”	Preamble
“Parent”	Preamble
“Parent Break-Up Fee”	Section 7.3(c)
“Parent Common Stock”	Section 1.6(a)(i)
“Parent Contract”	Section 3.17
“Parent Employee Plans”	Section 3.13(a)
“Parent Environmental Permits”	Section 3.15(c)
“Parent Financials”	Section 3.6(c)
“Parent Permits”	Section 3.10(b)
“Permit Application”	Section 2.4(b)
“Plewman Agreement”	Section 6.2(f)
“Pre-Closing Period”	Section 5.3
“reasonable inquiry”	Section 9.14(e)
“Registration Statement”	Section 2.4(b)
“Reimbursed Expenses”	Section 7.3(a)(i)
“Required Company Stockholder Vote”	Section 2.19(b)
“Response”	Section 8.6(b)
“Retention Bonus Plan”	Section 1.6(f)
“Retention Bonus Plan Participants”	Section 1.6(f)
“Safety Notices”	Section 2.10(d)
“Series F Merger Consideration”	Section 1.6(a)(i)
“Surviving Corporation”	Section 1.1(a)
“Surviving Entity”	Section 1.1(b)
“Tax Returns”	Section 2.8(a)
“Term Sheet”	Section 7.3(a)(i)
“Terminating Breach”	Section 7.1(e)
“Transaction”	Recitals